Exhibit 99.4

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada, other than Québec, but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This preliminary short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons authorized to sell such securities.

The securities offered hereby have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any applicable securities laws of any state of the United States of America (as such term is defined in Regulation S under the U.S. Securities Act). Accordingly, except as permitted under the Agency Agreement (as defined below), the securities may not be offered, sold or delivered, directly or indirectly, in the United States of America (the “United States”), unless registered under the U.S. Securities Act and any applicable securities laws of any state of the United States or unless an exemption from such registration requirements is available. This preliminary prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States. See “Plan of Distribution” below.

Information has been incorporated by reference in this preliminary short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the secretary of Tower One Wireless Corp. at 600-535 Howe Street, Vancouver, British Columbia, (917) 546-3016, and are also available electronically at www.sedar.com.

PRELIMINARY SHORT FORM PROSPECTUS

NEW ISSUE	October 10, 2018

TOWER ONE WIRELESS CORP.

Up to $30,000,000

Price: $• per Share

This preliminary short form prospectus (this “Prospectus”) qualifies the distribution (the “Offering”) of up to • Class A common shares (the “Shares”) of Tower One Wireless Corp. (the “Company” or “Tower One”) at a price of $• per Share (the “Offering Price”) pursuant to the terms of an agency agreement (the “Agency Agreement”) dated effective as of October •, 2018 between the Company and Raymond James Ltd. (the “Agent”). The outstanding Class A common shares of the Company (the “Common Shares”) are listed for trading on the Canadian Securities Exchange (the “CSE”) under the symbol “TO”, the Frankfurt Stock Exchange under the symbol “1P3N” and are quoted for trading on the OTC Pink Open Market under the symbol “TOWTF”. On October 9, 2018, the last complete trading day before the date of this Prospectus, the closing price of the Common Shares on the CSE was $0.12. The Company has applied to the CSE for approval of the Offering and the listing of the Shares and the Compensation Shares (as defined herein). Listing will be subject to the fulfilment of all listing requirements of the CSE. See “Plan of Distribution”.

The Offering Price and the other terms of the Offering were determined by arm’s length negotiation between the Company and the Agent. See “Plan of Distribution”.

	Price to the		Net Proceeds to
Offering	Public	Agent Fee (1)	Tower One (2)

Per Share under the Offering	$•	$•	$•
Total Offering (3)	$30,000,000	$2,100,000	$27,900,000

Notes:
(1)	The Agent will be paid a cash fee equal to 7% of the aggregate gross proceeds of the Offering (the “Agent Fee”), including any exercise of the Over-Allotment Option (as defined herein). In addition, the Company has agreed to grant the Agent such number of compensation warrants (the “Compensation Warrants”) as is equal to 7% of the number of Shares sold under the Offering (including upon any exercise of the Over-Allotment Option). Each Compensation Warrant will entitle the holder thereof to purchase one Class A common share of the Company (a “Compensation Share”) at a price of $• per Compensation Share at any time on or before 5:00 p.m. (Vancouver time) on the date that is 24 months from the Closing Date (as defined herein), subject to adjustment in certain events. The distribution of the Compensation Warrants is qualified by this Prospectus. See “Plan of Distribution” and “Description of Securities Being Distributed”.
(2)	After deducting the Agent Fee, but before deducting the expenses of the Offering and the qualification for distribution of the Shares and Compensation Warrants, estimated to be $400,000, that, together with the Agent Fee, will be paid from the proceeds of the Offering.
(3)	The Company has granted to the Agent an option (the “Over-Allotment Option”), exercisable in whole or in part and at any time not later than 30 days after and including the Closing Date, to arrange for the sale of up to an additional • Shares equal to 15% of the initial Shares issued and sold by the Company pursuant to the Offering (the “Over-Allotment Shares”) at the Offering Price for additional gross proceeds of up to $4,500,000, solely to cover over-allocations, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised in full, the total “Price to the Public”, “Agent Fee” and “Net Proceeds to Tower One” will be $34,500,000, $2,415,000 and $32,085,000, respectively. This Prospectus also qualifies the grant of the Over-Allotment Option and the distribution of the Over-Allotment Shares issuable upon the exercise of the Over-Allotment Option. A purchaser who acquires Over-Allotment Shares forming part of the Agent’s over-allocation position acquires those securities under this Prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. See “Plan of Distribution”.

The following table sets forth the number of additional Shares issuable upon exercise of the Over-Allotment Option and the number of Compensation Warrants to be issued to the Agent:

Agent’s Position	Maximum Number of Securities Available(1)	Exercise Period	Exercise Price
Over-Allotment Option	• Over-Allotment Shares	30 days after and including the Closing Date	$• per Over-Allotment Share
Other compensation securities issuable to Agent	• Compensation Warrants(2)	On or before 5:00 p.m. (Vancouver time) on the date that is 24 months from the Closing Date	$• per Compensation Share

Notes:
(1)	This Prospectus qualifies the grant of all of the Compensation Warrants. See “Plan of Distribution”.
(2)	If the Over-Allotment Option is exercised in full, • additional Compensation Warrants will be issued to the Agent.

Unless otherwise indicated, the disclosure in this Prospectus assumes that the Over-Allotment Option will not be exercised.

An investment in the securities of the Company is highly speculative and involves significant risks that should be carefully considered by prospective investors before purchasing such securities. The risks outlined in this Prospectus and in the documents incorporated by reference in this Prospectus should be carefully reviewed and considered by prospective investors in connection with an investment in such securities. See “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors”.

The Agent conditionally offers the Shares qualified under this Prospectus for sale on a best-efforts agency basis, if, as and when issued by the Company and accepted by the Agent in accordance with the conditions contained in the Agency Agreement and subject to the approval of certain legal matters on behalf of the Company by Miller Thomson LLP and on behalf of the Agent by DLA Piper (Canada) LLP. See “Plan of Distribution.

In connection with the Offering, the Company has been advised by the Agent that, subject to applicable laws, the Agent may over-allocate or effect transactions which stabilize or maintain the market price of the Shares. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

Subscriptions for the Shares will be received subject to rejection or allotment, in whole or in part, and the right is reserved to close the subscription books at any time without notice. Subject to customary closing conditions, the closing of the Offering will take place on or about •, 2018 or on such other date as the Company and the Agent may agree (the “Closing Date”).

There is no minimum amount of funds that must be raised under this Offering. This means that the issuer could complete this Offering after raising only a small proportion of the offering amount set out above.

Registrations and transfers of the Shares will be effected electronically through the non-certificated inventory (“NCI”) system administered by CDS Clearing and Depository Services Inc. (“CDS”). Beneficial owners of Shares will not, except in certain limited circumstances, be entitled to receive physical certificates evidencing their ownership of the Shares. Notwithstanding the foregoing, all sales of Shares in the United States to “accredited investors” (“Accredited Investors”) within the meaning of Rule 501(a) of Regulation D under the U.S. Securities Act will be settled as physical certificates. See “Plan of Distribution”.

A number of directors and officers of the Company, namely Alejandro Ochoa, Luis Parra and Fabio Alexander Vasquez, reside outside of Canada. Each of the foregoing directors and officers have appointed Miller Thomson LLP, Suite 400, 725 Granville Street, Vancouver, BC, V7Y 1G5, as agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process. See “Risk Factors – Ability to Exercise Statutory Rights and Remedies under Canadian Securities Laws”.

The Company is neither a “connected issuer” nor a “related issuer” of the Agent, as defined in National Instrument 33-105 — Underwriting Conflicts.

The head office of the Company is located at 600-535 Howe Street, Vancouver, British Columbia V6C 2Z4 Canada. The registered office of the Company is located at Suite 605, 815 Hornby Street, Vancouver, British Columbia, Canada V6Z 2E6.

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS

You should rely only on the information contained in this Prospectus and the documents incorporated by reference in this Prospectus. Tower One and the Agent have not authorized anyone to provide investors with information different from that contained in this Prospectus. The information contained in this Prospectus is accurate only as of the date of this Prospectus, regardless of the time of delivery of this Prospectus or any sale of the Shares.

TABLE OF CONTENTS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION	5
FINANCIAL INFORMATION AND ACCOUNTING PRINCIPLES	7
CAUTIONARY NOTE REGARDING NON-IFRS FINANCIAL MEASURES	7
CURRENCY INFORMATION	7
EXCHANGE RATE DATA	7
MARKET AND INDUSTRY DATA	7
TRADEMARKS AND TRADENAMES	8
ELIGIBILITY FOR INVESTMENT	8
DOCUMENTS INCORPORATED BY REFERENCE	9
MARKETING MATERIALS	10
GLOSSARY	11
THE COMPANY	14
BUSINESS OF THE COMPANY	14
CONSOLIDATED CAPITALIZATION	19
USE OF PROCEEDS	20
PLAN OF DISTRIBUTION	21
DESCRIPTION OF SECURITIES BEING DISTRIBUTED	24
PRIOR SALES	24
TRADING PRICE AND VOLUME	26
INTERESTS OF EXPERTS	27
PROMOTERS	27
RISK FACTORS	27
STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION	39
CERTIFICATE OF TOWER ONE WIRELESS CORP	C-1
CERTIFICATE OF THE AGENT	C-2

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Tower One cautions readers regarding forward-looking statements and information (collectively, “forward-looking statements”) found in this document and in any other statement made by, or on the behalf of the Company. Such statements may constitute “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Forward-looking statements are necessarily based on estimates and assumptions, which are always subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond Tower One’s control and are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from results expressed in any forward-looking statements made by or on the Company’s behalf. Although Tower One has tried to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. All factors should be considered carefully and readers should not place undue reliance on Tower One’s forward-looking statements. Examples of such forward-looking statements in this Prospectus include statements relating to future capital expenditures, tower cash flow, tower cash flow margins, tower cash flow yields, equity value, and future rates of growth, future acquisitions and future economic conditions. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “expects”, “estimates”, “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could” or “might” occur. Forward-looking statements are made based on management’s beliefs, estimates and opinions and are given only as of the date of this Prospectus. The Company undertakes no obligation to update forward-looking information if these beliefs, estimates and opinions or other circumstances should change, except as may be required by applicable law.

Forward-looking statements reflect Tower One’s current views with respect to expectations, beliefs, assumptions, estimates and forecasts about the Company’s business and the industry and markets in which the Company operates. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Assumptions underlying the Company’s expectations regarding forward-looking statements contained in this Prospectus include, among others, statements regarding the Offering (including the exercise of the Over-Allotment Option), the Company’s ability to comply with applicable governmental regulations and standards, the Company’s success in implementing its strategies and achieving its business objectives, the Company’s ability to raise sufficient funds from equity financings and debt instruments in the future to support its operations and general business and economic conditions. The above list of assumptions is not exhaustive.

Persons reading this Prospectus are cautioned that forward-looking statements are only predictions and that the Company’s actual future results or performance may differ materially from such predictions and are subject to certain risks and uncertainties including:

  the Company has a history of losses;

  the Company has a limited operating history;

  negative cash flow;

  inability of Company to secure additional financing on reasonable terms or at all;

  the expansion or development of the Company’s business, including through acquisitions, increased product offerings or other strategic growth opportunities, may cause disruptions in the Company’s business, which may have an adverse effect on the Company’s operations or financial results;

  if the Company fails to retain rights to its wireless infrastructure, including the land interests, the
  Company’s business may be adversely affected;

  devaluation of the Argentine peso and inflation in Argentina may adversely affect the Company’s results of operations, its capital expenditure program and the ability to service its liabilities and transfer funds abroad;

  the Company’s business depends on the demand for wireless communication services and wireless infrastructure, and it may be adversely affected by any slowdown in such demand, and a reduction in mobile network operator investment could materially and adversely affect the Company’s business;

  a substantial portion of the Company’s revenue is derived from the Company’s relationship with a limited number of mobile network operators;

  the Company is reliant on its management and key personnel;

  the Company conducts business in foreign countries with histories of corruption and transactions with foreign governments and doing so increases the risks associated with the Company’s international activities;

  new technologies may reduce demand for wireless infrastructure or negatively impact revenues;

  the Company’s industry is heavily regulated and thus the Company is subject to substantial regulatory risks;

  if radio frequency emissions from wireless handsets or equipment on wireless infrastructure are demonstrated to cause negative health effects, potential future claims could adversely affect the Company’s operations, costs or revenues;

  the application of anti-bribery or corruption laws could impact the Company’s operations;

  the Company may be vulnerable to security breaches that could adversely affect its operations, business, operations, and reputation;

  changes in current or future laws or regulations could restrict its ability to operate its business as it currently does;

  the ability of the Company to obtain and maintain requisite permits and licences;

  if the Company fails to comply with laws or regulations which regulate its business and which may change at any time, the Company may be fined or even lose its right to conduct some of its business;

  the Company has never paid dividends and has no intention of paying dividends;

  the Company’s towers may be affected by natural disasters and other unforeseen events for which the Company’s insurance may not provide adequate coverage;

  the Company is subject to a going-concern risk;

  the ability to exercise statutory rights and remedies under Canadian securities laws;

  the Company’s operations are subject to the risks of foreign operations generally;

  foreign currency fluctuations;

  the Company’s operation may also be adversely affected by laws and policies of Canada affecting foreign trade, taxation and investment;

  changes to the tax laws could negatively impact the Company’s business and operations;

  political, economic and other uncertainties could negatively affect the Company’s business;

  legal system in the countries the Company operates;

  regulatory approval may not be obtained for the acquisition of additional shares in Evolution Technology SA;

  future policies of the Argentine government may affect the economy as well as the operations of the telecommunications industry in Argentina;

  security and guerrilla activity in Colombia could negatively impact the Company’s business;

  social disruptions and instability in Colombia could disrupt the Company’s operations;

  political risk, social disruptions and instability in Mexico;

  volatility of the market price of the Common Shares;

  future share issuances may affect the market price of the Common Shares;

  the net proceeds of the Offering may not be used in the manner described in this Prospectus; and

  the Offering may result in dilution of future cash flow and/or net income on a per Common Share basis.

Readers are cautioned that the foregoing list of risk factors is not exhaustive. The forward-looking statements contained in this Prospectus and the documents incorporated by reference in this Prospectus are expressly qualified by this cautionary statement. See “Risk Factors”.

FINANCIAL INFORMATION AND ACCOUNTING PRINCIPLES

Tower One’s audited annual consolidated financial statements as at and for the year ended December 31, 2017 and the unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2018, incorporated in this Prospectus by reference, have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

CAUTIONARY NOTE REGARDING NON-IFRS FINANCIAL MEASURES

The Company uses certain non-IFRS performance measures in this Prospectus or in documents incorporated by reference herein, which are not measures calculated in accordance with IFRS and have limitations as analytical tools. These performance measures have no meaning under IFRS and therefore amounts presented may not be comparable to similar data presented by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance such as net income (loss) or other data prepared in accordance with IFRS.

CURRENCY INFORMATION

References to “$” in this Prospectus are to Canadian dollars unless otherwise noted. All references to “USD$” and “USD” mean United States dollars.

EXCHANGE RATE DATA

The following table sets forth, for the periods indicated, the high, low, average and period-end rates of exchange for one U.S. dollar, expressed in Canadian dollars, published by the Bank of Canada (in the case of the rates for the years ended December 31, 2016 and 2015, based on the noon rates as reported by the Bank of Canada and, in the case of rates for 2017, based on the daily average rates as reported by the Bank of Canada as being in effect at approximately 4:30 p.m. (Eastern time) on each trading day).

	December 31, 2017	December 31, 2016	December 31, 2015
	(C$)	(C$)	(C$)
Highest rate during the period	1.3743	1.4589	1.3990
Lowest rate during the period	1.2128	1.2544	1.1728
Average rate for the period	1.2986	1.3248	1.2787
Rate at the end of the period	1.2545	1.3427	1.3840

On October 9, 2018, the indicative rate of exchange posted by the Bank of Canada for conversion of U.S. dollars into Canadian dollars was US$1.00 equals C$1.2965. No representation is made that Canadian dollars could be converted into U.S. dollars at that rate or any other rate.

MARKET AND INDUSTRY DATA

This Prospectus includes market data and industry forecasts with respect to the telecommunications tower industry. Although the Company is responsible for all of the disclosure contained in this Prospectus, in some cases the Company relies on and refers to market data and certain industry forecasts that were obtained from industry publications, market resources, publicly available sources and reports purchased by the Company. Unless otherwise indicated, all market and industry data and other statistical information and forecasts contained in this Prospectus are based on independent industry publications, reports by market research firms or other published independent sources and other external data that the Company believes to be reliable. Certain of the industry data presented herein has been derived from reports by the Global System for Mobile Communications Association and TowerXchange, owned by Euromoney Institutional Investor PLC. Some market and industry data, and statistical information and forecasts, are also based on management’s good faith estimates, which are derived from management’s knowledge of the industry and independent sources that management believes to be reliable. Any such market data, information or forecast may prove to be inaccurate because of the method by which management obtained it or because it cannot always be verified with complete certainty given the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties.

Although the Company believes these sources are generally reliable, the accuracy and completeness of such information is not guaranteed and has not been independently verified. See “Cautionary Statement Regarding Forward-Looking Information” and “Risk Factors”.

TRADEMARKS AND TRADENAMES

The Company does not have any registered trademarks or tradenames.

ELIGIBILITY FOR INVESTMENT

In the opinion of Miller Thomson LLP, counsel to the Company, and DLA Piper (Canada) LLP, counsel to the Agent, based on the current provisions of the Income Tax Act (Canada) and regulations thereunder (collectively, the “Tax Act”), and subject to the provisions of any particular plan, provided that the Shares are listed on a “designated stock exchange” (within the meaning of the Tax Act), which currently includes the CSE, or the Company is otherwise a “public corporation” (within the meaning of the Tax Act) at the relevant time, the Shares, if issued on the date of this Prospectus, would be, at such date, “qualified investments” under the Tax Act for a trust governed by a registered retirement savings plan (a “RRSP”), a registered education savings plan (a “RESP”), a registered retirement income fund (a “RRIF”), a registered disability savings plan (a “RDSP”), a deferred profit sharing plan, or a tax-free savings account (a “TFSA”), each as defined in the Tax Act.

Notwithstanding the foregoing, if the Shares are a “prohibited investment” for a RRSP, RESP, RRIF, RDSP or TFSA for the purposes of the Tax Act, the holder of such TFSA or RDSP or annuitant of such RRIF or RRSP or the subscriber of such RESP, as the case may be, will be subject to a penalty tax as set out in the Tax Act. The Shares, if issued on the date of this Prospectus, would generally not be a “prohibited investment” unless the holder, annuitant or subscriber, as the case may be, does not deal at arm’s length with the Company for the purposes of the Tax Act or if the holder, annuitant or subscriber, as the case may be, has a “significant interest” (within the meaning of the Tax Act) in the Company. In addition, the Shares will not be a prohibited investment if they are “excluded property” as defined in the Tax Act for trusts governed by a RRSP, RESP, RRIF, RRSP or TFSA.

Prospective investors who intend to hold Shares in a RRSP, RESP, RRIF, RDSP or TFSA should consult with their own tax advisors regarding whether such securities will be a “prohibited investment” in their particular circumstances.

DOCUMENTS INCORPORATED BY REFERENCE

Mandatory Incorporation by Reference

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated in this Prospectus by reference may be obtained on request without charge from Tower One at its offices located at 600-535 Howe Street, Vancouver, British Columbia V6C 2Z4 Canada, (917) 546-3016 and may also be accessed using the System for Electronic Documents Analysis and Retrieval (“SEDAR”) on the internet at www.sedar.com.

Except to the extent that their contents are modified or superseded by a statement contained in this Prospectus or in any other subsequently filed document that is also incorporated by reference in this Prospectus, the following documents of Tower One, which have been filed with securities commissions or similar authorities in Canada, are specifically incorporated by reference into and form an integral part of this Prospectus:

(a)	the annual information form of the Company dated September 7, 2018 for the fiscal year ended December 31, 2017, as restated on October 1, 2018;
(b)	the audited annual consolidated financial statements for the years ended December 31, 2017, 2016 and for the period from incorporation to December 31, 2015;
(c)	the annual management’s discussion and analysis of the Company dated April 30, 2018;
(d)	the restated condensed consolidated interim financial statements for the three and six months ended June 30, 2018 and 2017;
(a)	the restated interim management’s discussion and analysis of the Company dated October 5, 2018;
(b)	the management information circular of the Company dated as of June 1, 2017 regarding the annual general meeting of shareholders of the Company on July 6, 2017;
(c)

the material change report of the Company dated May 22, 2018 announcing its acquisition of 75% of the issued and outstanding shares of Comercializadora Mexmaken S.A. de C.V., a Mexican- based private tower company(1);

(d)	the material change report of the Company dated April 2, 2018 announcing the Company entering into an agreement to acquire Process Cellular Inc.(2);
(e)

the material change report of the Company dated October 2, 2018 announcing that on May 23, 2017 the Company had, through its wholly-owned subsidiary, Tower Three SA, entered into a share purchase agreement with the shareholders of an Argentinian private tower company, Evolution Technology SA; and

(f)	the investor presentation of the Company dated October 10, 2018 in respect of the Offering.

Notes:
(1)	As of the date of this Prospectus, the Company holds a 90% ownership interest in Comercializadora Mexmaken S.A. de C.V.
(2)	The Company determined not to proceed with the proposed acquisition of Process Cellular Inc.

Any documents of the type required by National Instrument 44-101 - Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus which are filed by Tower One with the securities commissions or similar authorities in any of the provinces and territories of Canada after the date of this Prospectus will be deemed to be incorporated by reference in this Prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus will be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which is also, or is deemed to be, incorporated by reference in this Prospectus modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed to be an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

MARKETING MATERIALS

Any “template version” of any “marketing materials” (each defined in National Instrument 41-101 – General Prospectus Requirements) that are utilized by the Agent in connection with the Offering are not part of this Prospectus to the extent that the contents of the template version of the marketing materials have been modified or superseded by a statement contained in this Prospectus. Any template version of any marketing materials has been, or will be, filed under the Company’s profile on SEDAR (at www.sedar.com). In addition, any template version of any other marketing materials filed with the securities regulatory authorities in connection with the Offering, after the date hereof, but prior to the termination of the distribution under the Offering (including any amendments to, or an amended version of, any template version of any marketing material) is deemed to be incorporated by reference into this Prospectus.

GLOSSARY

In this Prospectus, the following terms have the following meanings:

Accredited Investors	has the meaning given to it on page 3 of this Prospectus.
Acquisition Agreement	has the meaning given to it on page 18 of this Prospectus.
Agency Agreement	has the meaning given to it on page 1 of this Prospectus.
Agent	has the meaning given to it on page 1 of this Prospectus.
Agent Fee	has the meaning given to it on page 2 of this Prospectus.
AGM	has the meaning given to it on page 19 of this Prospectus.
BCBCA	means the Business Corporations Act (British Columbia), as amended from time to time and including any regulations promulgated thereunder.
Board	means the board of directors of the Company.
BTS	means Build to Suit.
Business Day	means a day, other than a Saturday or a Sunday, on which banks are generally open for business in the city of Vancouver, British Columbia, Canada.
CDS	CDS Clearing and Depository Services Inc.
Closing Date	has the meaning given to it on page 2 of this Prospectus.
collocation	has the meaning given to it on page 16 of this Prospectus.
Common Shares	has the meaning given to it on page 1 of this Prospectus.
Compensation Shares	has the meaning given to it on page 2 of this Prospectus.
Compensation Warrants	has the meaning given to it on page 2 of this Prospectus.
Computershare	means Tower One’s registrar and transfer agent, Computershare Trust Company of Canada.
Consideration Shares	has the meaning given to it on page 18 of this Prospectus.
CSE	means the Canadian Securities Exchange.
DAS	means a Distributed Antenna System.
Debentures	means the two secured convertible debentures of the Company dated June 12, 2018 in the aggregate principal amount of $1,000,000.
Debenture Warrants	has the meaning given to it on page 26 of this Prospectus.
Evotech	means Evolution Technology SA.

forward-looking statements	has the meaning given to it on page 5 of this Prospectus.
FX Markets	means foreign exchange markets.
INDEC	means the Instituto Nacional de Estadística y Censos de la República Argentina, the National Institute of Statistics and Census of Argentina.
IFRS	has the meaning given to it on page 7 of this Prospectus.
MD&A	means the restated interim management’s discussion and analysis of the Company dated October 5, 2018.
Mexmaken	means Comercializadora Mexmaken S.A. de C.V.
MLA	means master lease agreement.
MNO	means Mobile Network Operator.
NCI	means the non-certificated inventory system.
Offering	has the meaning given to it on page 1 of this Prospectus.
Offering Price	has the meaning given to it on page 1 of this Prospectus.
OTC Pink Open Market	means the OTC Pink Open Market trading platform of the OTC Markets Group Inc. in the United States.
Over-Allotment Option	has the meaning given to it on page 2 of this Prospectus.
Over-Allotment Shares	has the meaning given to it on page 2 of this Prospectus.
Person	means a company or individual.
Principal Amount	has the meaning given to it on page 25 of this Prospectus.
Prospectus	has the meaning given to it on page 1 of this Prospectus.
QIB	has the meaning given to it on page 23 of this Prospectus.
RDSP	has the meaning given to it on page 8 of this Prospectus.
Related Party and Other Debt	has the meaning given to it on page 25 of this Prospectus.
Related Party Shares	has the meaning given to it on page 19 of this Prospectus.
Related Shareholder	has the meaning given to it on page 18 of this Prospectus.
RESP	has the meaning given to it on page 8 of this Prospectus.
RRIF	has the meaning given to it on page 8 of this Prospectus.
RRSP	has the meaning given to it on page 8 of this Prospectus.
SEDAR	the System for Electronic Documents Analysis and Retrieval.

Shares	has the meaning given to it on page 1 of this Prospectus.
SST	has the meaning given to it on page 17 of this Prospectus.
Subsequent Financing	has the meaning given to it on page 22 of this Prospectus.
Tax Act	has the meaning given to it on page 8 of this Prospectus.
Ten Percent Fee	means a fee equal to 10% on a portion of the principal amount of Related Party and Other Debt equal to USD$450,000, being USD$45,000.
TFSA	has the meaning given to it on page 8 of this Prospectus.
TCF	has the meaning given to it on page 15 of this Prospectus.
TCTS	means Tower Construction & Technical Services, Inc.
T3 Shareholders	has the meaning given to it on page 18 of this Prospectus.
Tower One or Company	means Tower One Wireless Corp.
Tower Three Transaction	has the meaning given to it on page 18 of this Prospectus.
United States	has the meaning given to it on page 1 of this Prospectus.
U.S. Securities Act	has the meaning given to it on page 1 of this Prospectus.
Warrants	means the currently issued and outstanding Share purchase warrants of the Company.
Warrant Incentive Program	has the meaning given to it on page 26 of this Prospectus.

THE COMPANY

Corporate Structure

The Company is a reporting issuer in British Columbia and Ontario, and its Common Shares are listed for trading on the CSE under the symbol “TO”, the Frankfurt Stock Exchange under the symbol “1P3N” and is quoted for trading on the OTC Pink Open Market under the symbol “TOWTF”.

The Company’s head office is located at 600-535 Howe Street, Vancouver, British Columbia V6C 2Z4 Canada. The Company also maintains regional offices in Colombia at: 8A #99-22 Unit 903, Bogota, Colombia, in Argentina at: 555 TTe. Gral Juan Domingo Peron, Piso 2, Buenos Aires, Argentina, in Mexico at Ejército Nacional No. 373 Despacho 802 Col Granada CP 11520, and in the United States at 5301 NW 74 Ave Suite 200 Miami, FL 33166.

The Company’s registered office is located at Suite 605, 815 Hornby Street, Vancouver, British Columbia, Canada V6Z 2E6.

The Company was incorporated under the BCBCA on September 12, 2005, with the name of Pacific Therapeutics Ltd. On October 14, 2011, the Company became a reporting issuer in British Columbia. On January 12, 2017, the Company changed its name to “Tower One Wireless Corp.”.

Intercorporate Relationships

The following table identifies the material intercorporate relationships of Tower One:

Subsidiary(1)	Place of Incorporation	Percentage of Voting Securities Beneficially Owned, or Controlled or Directed, directly or indirectly, by Tower One
Tower Three SA	Buenos Aires, Argentina	100%
Evolution Technology SA(2)	Buenos Aires, Argentina	65%(3)
Tower Three SAS	Bogota, Colombia	100%
Comercializadora Mexmaken S.A. de C.V.	Mexico City, Mexico	90%
Discontinued Operations:
Tower Construction & Technical Services, Inc.	Miami, FL, USA	70%

Notes:
(1)	The Company has two inactive subsidiaries being Tower Two SAS (Argentina) and Innervision SAS (Colombia).
(2)	Tower Three SA currently holds the interest in Evotech.
(3)	Tower Three SA currently holds 65% in Evotech and is entitled to a 74.71% interest, which increased interest will be effective upon final confirmation of the regulatory authorities in Argentina. As Tower Three SA contributes more capital to build towers in Argentina, Tower Three SA’s ownership will increase. Tower Three SA’s ownership will continue to increase as long as the current shareholders of Evotech do not match their required shareholder loan inputs.

BUSINESS OF THE COMPANY

General Summary

The principal business of the Company is to build, own and operate multitenant wireless telecommunications infrastructure in Latin America. Tower One leases space on its telecommunication sites (“towers”) to MNOs (also referred to as “tenants”). The Company is focused on the BTS telecommunications tower industry whereby a long-term lease is secured with a tenant prior to building a tower. Lease terms are outlined in MLAs with tenants. The Company builds, owns and operates towers in the three largest Spanish speaking countries in Latin America (Argentina, Colombia and Mexico) with a combined population of approximately 220 million people.

Products and Services

The Company’s revenue is primarily derived from tenant leases on the towers it owns and operates in Argentina and Colombia. The lease terms of each structure type are outlined in the MLA between the tower company and tenant, and these agreements include information about length of contract, lease amounts by structure type, annual increases and adjustments for local inflation, collocation terms, and minimum infrastructure design requirements. A typical lease is for an initial term of 10 years, with multiple five year renewal options and is non-cancellable.

The Company leases space on its towers to various MNOs in the countries it operates with lease terms of 10 years. Each tower is built with an initial anchor tenant commitment and typically space for an additional one-to-three tenants, or collocations. The Company will not build a tower without an anchor tenant in place. Existing MNOs with MLAs include large publicly-traded MNOs such as Telefónica SA (NYSE:TEF), América Móvil (NYSE:AMX) and Telecom Personal SA, a subsidiary of Telecom Argentina SA (NYSE:TEO).

The lease payment amount depends on a number of factors, including tower location, height and amount of equipment on the tower. Expenses at the tower site include insurance and maintenance and monitoring expenses, and in certain cases, property taxes. Ground rent, utilities, power, and fuel costs are passed through to the Company’s tenants. In the tower industry, tower cash flow (“TCF”) is defined as leasing revenue from the tenants at the tower site less the expenses at the tower site. Management estimates that that typical TCF margins in the markets in which Tower One operates are approximately 80-90%. TCF yield is derived by comparing the annual TCF of a tower site to the cost to build that tower site. TCF yields can vary based on a number of variables, including but not limited to, type and height of structure, amount of equipment, number of tenants and macroeconomic conditions. Management estimates that TCF yields are approximately 12-14% for a tower’s initial tenant. Adding additional tenants at minimal to no incremental cost to the Company results in TCF yields approximately doubling as illustrated below:

($ in CAD)	One Tenant	Two Tenants(1)	Three Tenants(1)
Illustrative BTS Economics
Cost to Build Tower	$75,000	---	---
Tower Rent	$11,500	$21,275	$31,050
Tower Site Expenses	$1,725	$1,725	$1,725
Tower Cash Flow (TCF)	$9,775	$19,550	$29,325
TCF Margin %	85%	92%	94%
TCF Yield	13.0%	26.1%	39.1%

Notes:
(1) For purposes of this analysis, additional tenant rent is at an approximately 15% discount to initial tenant.

Source: Management Estimates
Includes the estimated exchange rate of 1.30 CAD:USD. The Bank of Canada closing rate as of October 9, 2018 was 1.2965 CAD:USD.

Many tower companies acquire existing sites at prices two to three times the cost to build, whereas, Tower One is focused on a BTS strategy which typically provides for higher returns. A comparative illustration of the BTS model with the typical Latin American acquisition model is set out below:

($ in CAD)	BTS Model	Acquisition at 15.0x(1) TCF
Illustrative BTS Economics
Cost to Build Tower	$75,000	$146,625
Tower Rent	$11,500	$11,500
Tower Site Expenses	$1,725	$1,725
Tower Cash Flow (TCF)	$9,775	$9,775
TCF Margin %	85%	85%
TCF Yields	13.0%	6.7%

Note:
(1) Management estimates that 15.0x TCF is a reasonable multiple to use in Latin American markets.

Source: Management Estimates
Includes the estimated exchange rate of 1.30 CAD:USD. The Bank of Canada closing rate as of October 9, 2018 was 1.2965 CAD:USD.

The telecommunications tower industry leases different structure types (monopole, self-supporting, guyed, and rooftop) to MNOs to create a cell site. A cell site is an area within an MNO’s wireless network which is serviced by an antenna array. The Company can host multiple MNO tenants on a single tower with marginal incremental cost. Each additional tenant is referred to as a “collocation”.

The process of building a tower for an MNO starts with the MNO issuing “search rings” to the tower company. A search ring represents a radius around a specific GPS coordinate and a height requirement for the MNO. A cell site located within this search ring is critical for the MNO to provide quality cellular coverage to its customers. Due to the critical nature of the cell site’s location, little migration occurs among MNOs once a cell site is in place. After issuing a search ring, the tower company looks for places to construct a tower. This process is called “site acquisition” and takes anywhere from one to 90 days. Following completion of the site acquisition process, or in many cases concurrently with completion, the tower company seeks permitting from local authorities as well as the Aeronautica Civil (Colombia), ANAC (Argentina) or Directorate General of Civil Aviation (Mexico), as applicable. The final step is construction of the tower, which typically takes less than 30 days. From start to finish, on average, an individual MNO tower site takes 180 days to be placed in service.

The process of site acquisition, permitting and construction of the Company’s towers are outsourced by the Company to specialized third parties that focus on these services. The Company has internal groups, including legal, site acquisition, engineering and construction supervision that supervise these areas and manage the time, quality and service received.

As of September 30, 2018, the Company had 53 towers in-service, with 38 located in Argentina and 15 located in Colombia. Sixteen of the Company’s 53 in-service towers have a second tenant collocating, representing 1.3 tenants per in-service tower. Further, 38 towers are under construction, 23 of which are in Argentina and 15 in Colombia. The Company’s backlog as of September 30, 2018 is 472 towers across its focus markets.

See below for a summary of the Company’s tower portfolio and backlog as of September 30, 2018:

	In-Service			Towers Under	Tower
Country	Towers	Collocations	Tenants	Construction	Backlog
Argentina	38	13	51	23	350
Colombia	15	3	18	15	62
Mexico	-	-	-	-	60
Total	53	16	69	38	472

As of September 30, 2018, in Argentina, the Company has 38 in-service towers with 13 collocations, 23 towers under construction and 350 towers in backlog. Tower One has two MLAs with Telecom Personal SA (Telecom Argentina SA (NYSE:TEO)) and Claro Argentina (América Móvil (NYSE:AMX)). One of the Company’s most recent developments includes the right to build on 88 of 125 properties owned by the Argentinian supermarket chain La Anónima.

As of September 30, 2018, in Colombia, the Company has 15 in-service towers with three collocations, 15 towers under construction, and 62 towers in backlog. The Company works with the four major MNOs in Colombia and has an MLA with each of Telefónica S.A., Claro Colombia and Avantel. The Company has seven towers with Tigo, and is working on getting an MLA in place.

In Mexico, the Company has executed MLAs with AT&T Mexico and Altán Redes. As of September 30, 2018, the Company’s backlog in Mexico is 60 towers.

In Argentina, Colombia and Mexico, the Company will seek more orders from its current customer base, in addition to seeking out new customers and adding new MLAs in an effort to complement its current position in each of those focus markets.

Property, Plant and Equipment

The Company’s interests in its towers are comprised of a variety of ownership interests, including leases created by long-term ground lease agreements, easements, licences or rights-of-way granted by government entities. A typical tower site consists of a compound enclosing the tower site, a tower structure and one or more equipment shelters that house a variety of transmitting, receiving and switching equipment. In addition, the Company’s sites typically include backup or auxiliary power generators and batteries.

The principal structure types of the Company’s towers are monopole towers, self-supported towers and rooftops. A monopole tower is a tubular structure that is used primarily to address space constraints or aesthetic concerns. Monopole towers typically have heights ranging from 100 to 200 feet. A monopole tower site used in metropolitan areas for a typical communications tower site can consist of a plot of land of fewer than 1,000 square feet. A self-supported tower (“SST”) is a stem-pattern tower which is compiled and connected to form a self-supporting frame without any other subvention. SST towers have a conventional form of tower frame which is designed to withstand wind pressure and the geographic condition at the tower’s location. The height of the SST can be anywhere between 100 to 400 feet. A rooftop lease usually requires only a fraction of the space, as a mobile network operator may require as little as 50 square feet for each cell site installation.

Recent Developments

Fundamental Change Transaction

On January 12, 2017, the Company completed a “fundamental change” transaction (the “Tower Three Transaction”), with Tower Three, a limited liability company formed under the laws of the Republic of Colombia, pursuant to a share exchange agreement made effective as of October 19, 2016, as amended (the “Acquisition Agreement”) among the Company, Tower Three and the shareholders of Tower Three (the “T3 Shareholders”). Pursuant to the Acquisition Agreement, the Company acquired 100% of the securities of Tower Three by issuing 30,000,000 Common Shares to the T3 Shareholders on a pro-rata basis, following the completion of which, Tower Three became a wholly-owned subsidiary of the Company. Following the completion of the Tower Three Transaction, the Company began conducting its principal business in Colombia.

Acquisition of Evolution Technology SA

On March 31, 2017, the Company, through Tower Three SA, entered into a Share Purchase Agreement with the shareholders of Evotech to acquire a 65% ownership interest in Evotech. Evotech is a private company incorporated under the laws of Argentina. Since its incorporation on March 10, 2016, Evotech has obtained various permits for constructing cellular towers and also is a party to a MLA with a major telecom MNO in Argentina. As consideration for its acquisition of a 65% ownership interest in Evotech, the Company: (a) paid USD$350,000 to the original shareholders of Evotech and USD$400,000 to Evotech for operating expenses; and (b) issued an aggregate of 1,500,000 Common Shares with a fair market value of CDN$480,000 to the shareholders of Evotech. In addition, the Company, through Tower Three SA, committed to contribute the funds necessary for Evotech to construct 50 towers, or a lower number of towers to be agreed between the parties, for up to a total maximum amount of USD$3,500,000. As of the date hereof, the Company, through Tower Three SA, has surpassed the USD$3,500,000 benchmark (including the initial USD$400,000 for operating expenses) through capital and operating expenditures. The Company, through Tower Three SA, has made additional contributions for capital and operating expenditures exceeding USD$1,000,000 such that it is now entitled to a 74.71% equity ownership in Evotech. The additional contributions are currently characterized as a loan to Evotech and will be converted to a 74.71% equity interest upon final confirmation of the regulatory authorities in Argentina.

Acquisition of Tower Construction & Technical Services Inc.

On October 18, 2017, the Company entered into an escrow agreement with the shareholders of TCTS to acquire a 70% ownership interest in TCTS. To obtain this 70% ownership interest in TCTS, the Company committed to operate TCTS’s business and financial affairs. No cash or equity consideration was provided for this acquisition. During the three month period ended June 30, 2018, the Company reported its intention to divest TCTS. As a result, the financial results of TCTS have been reported on the Company’s latest financial statements as a discontinued operation.

Acquisition of Mexico Tower Company with AT&T MLA

Comercializadora Mexmaken S.A. de C.V. (“Mexmaken”) is a Mexican-based private tower company which owns, builds and leases cellular towers to the telecom industry in Mexico. Comercializadora Mexmaken S.A. de C.V. is party to an MLA with AT&T and is endeavouring to be granted direct BTS opportunities for AT&T.

On February 23, 2018, the Company acquired 89% of Mexmaken’s issued and outstanding share capital by way of: (a) a share purchase agreement with a shareholder (the “Related Shareholder”) of Mexmaken, such shareholder being a relative of Tower One’s Chief Executive Officer, with respect to the Company’s acquisition of 1,500 Series A shares of Mexmaken, representing 75% of Mexmaken’s issued and outstanding share capital; and (b) a share purchase agreement with another shareholder of Mexmaken for the acquisition of 14% of the issued and outstanding share capital of Mexmaken. The Company paid nominal cash consideration to each Mexmaken shareholder and issued 7,500,000 Common Shares (the “Consideration Shares”) to the Related Shareholder at a price of $0.185 per Common Share, for an aggregate value of $1,387,500. On closing of the Offering, the Consideration Shares will be subject to a two year lock up agreement. See “Plan of Distribution”.

On March 23, 2018, the Company entered into a share purchase agreement with a shareholder of Mexmaken for the acquisition of 1% of the issued and outstanding share capital of Mexmaken for nominal cash consideration.

As a result of the foregoing acquisitions, the Company currently owns 90% of the issued and outstanding share capital of Mexmaken.

Extension of the Requirement to Hold Annual General Meeting of Shareholders

The Board has determined that is in the best interests of the Company and its shareholders to postpone the Company’s upcoming Annual General Meeting of shareholders (“AGM”), which was slated to be held on or before October 6, 2018. The Company has received an extension from the Registrar of Companies of British Columbia to the time within which the Company is required to hold its AGM, and the Company expects the next AGM will be held on or before February 6, 2019.

CONSOLIDATED CAPITALIZATION

The following table sets out the changes to the Company’s consolidated capitalization since June 30, 2018, being the date of Tower One’s most recently filed interim financial statements, and after giving effect to the Offering. This table should be read in conjunction with the financial statements of the Company and the related notes and the MD&A in respect of those statements that are incorporated by reference into this Prospectus.

			As at June 30, 2018 after giving
			effect to the Offering, assuming
	As at June 30, 2018 before	As at June 30, 2018 after giving	exercise of the Over-Allotment
	giving effect to the Offering	effect to the Offering	Option in full
Common Shares	93,339,446	•(1)	•(1)
Stock Options	1,275,000(2)	1,275,000(2)	1,275,000(2)
Warrants	8,665,201	0(3)	0(3)
Compensation Warrants	0	•	•
Debentures	$1,000,000(4)(5)	$1,000,000(4)(5)	$1,000,000(4)(5)
Debenture Warrants	5,000,000	5,000,000	5,000,000
Bonds	0	2,749	2,749
Related Party and Other Debt	USD$950,000(5)(6)	USD$433,500(5)(6)	USD$433,500(5)(6)

Notes:
(1)	This includes • Common Shares to be issued to related parties in payment of the accrued interest and Ten Percent Fee, in the aggregate amounts of USD$192,427 (assuming the Related Party and Other Debt is repaid in full by October 31, 2018) and USD$45,000, respectively, on the Related Party and Other Debt (the “Related Party Shares”). The Related Party Shares will be deemed to be issued at the Offering Price. The Related Party Shares will be subject to a hold period of four months and one day, in accordance with Canadian securities laws. The above number of Related Party Shares to be issued is based on an exchange rate of • CAD:USD, which was the Bank of Canada closing rate as of October •, 2018 and the above amounts were converted from US Dollars into Canadian Dollars on that basis. No representation is made that Canadian dollars could be converted into US Dollars at that rate or any other rate. See “Prior Sales” and “Use of Proceeds”.
(2)	As at the date hereof, an aggregate of 325,000 options exercisable at a price of $0.45 per Common Share until March 17, 2022 and an aggregate of 950,000 options exercisable at a price of $0.25 per Common Share until February 17, 2023 are outstanding.
(3)	These warrants expired at 5:00pm PST on October 6, 2018.
(4)	As of June 30, 2018, proceeds from the offering of Debentures in the amount of $500,000 were released to the Company. The balance of the proceeds was held in escrow and released in July, 2018.

(5)	Includes principal amount only.
(6)	As of the date hereof, the total amount of the Related Party and Other Debt is USD$2,311,125, including accrued interest and Ten Percent Fee. All of the Related Party and Other Debt will be repaid from the net proceeds of the Offering, with the exception of USD$433,500, the terms of which will be revised as follows: 1)the Company will pay simple interest at a fixed rate of 10% per annum; and 2) the maturity date will be one year from the Closing Date. See “Prior Sales”.

USE OF PROCEEDS

Assuming the issuance and sale of $30,000,000 of Shares, the estimated net proceeds to the Company from the Offering, after deducting the Agent Fee of $2,100,000, but before deducting the estimated expenses of the Offering of $400,000, will be $27,900,000.

If the Over-Allotment Option is exercised in full, the estimated net proceeds to the Company from the Offering, after deducting the Agent Fee of $2,415,000, but before deducting the estimated expenses of the Offering of $400,000, will be $32,085,000.

Principal Purposes

Assuming the issuance and sale of $30,000,000 of Shares, management intends to use the net proceeds of the Offering as set out in the table below:

Description	Assuming no Exercise of the	Assuming full exercise of the
	Over-Allotment Option –	Over-Allotment Option to
	Estimated Amount to be	Acquire the Over-Allotment
	Expended	Shares – Estimated Amount
		to be Expended
Capital expenditures to complete towers under construction and build towers in backlog (1)	$22,173,483	$26,358,483
Repayment of Indebtedness(2) (3)	$2,126,517	$2,126,517
General Corporate Purposes and Investments in Working Capital	$3,600,000	$3,600,000
Total Net Proceeds	$27,900,000	$32,085,000

Note:
(1)	The Company estimates that the total amount of capital required to complete backlog is approximately $35 - $40 million. In order to complete the backlog in full, the Company will be required to secure additional financing. The Company intends to secure debt financing for the additional funds required. There can be no assurance that the additional financing required by the Company will be available on terms satisfactory to the Company, or at all. See “Risk Factors”.
(2)	The amount of Related Party and Other Debt to be repaid from the net proceeds of the Offering is USD$1,640,198. Accrued interest in an amount equal to USD$192,427 (assuming the amount outstanding is repaid in full by October 31, 2018) and the Ten Percent Fee of USD$45,000 will be paid on closing of the Offering by issuance of an aggregate of • Common Shares at a deemed price per share equal to the Offering Price.
(3)	The above number of Common Shares to be issued and the Canadian dollar amount required to repay the Related Party and Other Debt is based on an exchange rate of • CAD:USD, which was the Bank of Canada closing rate as of October •, 2018 and the above amounts were converted from US Dollars into Canadian Dollars on that basis. No representation is made that Canadian dollars could be converted into US Dollars at that rate or any other rate.

The Company’s intention to spend the net proceeds of the Offering as set forth above are based on the current expectations of its management; however, there may be circumstances where, for sound business reasons, a reallocation of funds may be necessary. Any such reallocation will be determined at the discretion of Tower One’s management, and there can be no assurance as to how these funds may be reallocated. Notwithstanding the foregoing, the Company has covenanted with the Agent that it will not allocate any portion of the net proceeds of the Offering to discontinued operations including in respect of TCTS.

To the extent the Company has negative cash flow in any future period, certain of the proceeds of the Offering may be used to fund such negative cash flow from operating activities. In the event that the Company’s business does not generate sufficient cash flows from operations, it may be required to seek additional financing. See “Risk Factors –Negative Cash Flows”.

Business Objectives and Milestones

The primary business objectives for the Company over the next six to 12 months are:

1.	build over 50 towers within six months (such that the Company will have over 100 total in-service towers);
2.	build over 150 towers within 12 months (such that the Company will have over 200 total in- service towers); and
3.	build platform in Argentina, Colombia, Mexico to support tower builds of 75 new towers per quarter.

While Tower One intends to meet these objectives as stated above, there may be circumstances where, for sound business reasons, the objectives are modified, the timing is adjusted, or the objectives are not reached. There are a number of significant events that must occur in order for these objectives to be accomplished. These include, but are not limited to, principally:

(a)	successful completion of the Offering; and
(b)	securing a credit facility.

The costs of the foregoing significant events involve substantial overlap among certain events, are subject to significant variance and, accordingly, are impossible to determine precisely at this time.

PLAN OF DISTRIBUTION

Pursuant to the Agency Agreement, the Company, through the Agent, is conditionally offering on a best efforts basis, up to • Shares for sale to the public under this Prospectus at the Offering Price, for aggregate gross proceeds of up to $30,000,000. The Offering Price and certain terms of the Offering were determined by negotiation between the Company and the Agent. Among the factors considered in determining the Offering Price were the market price of the Common Shares, prevailing market conditions, the historical performance and capital structure of the Company, the Agent’s estimates of the business potential and earnings prospects of the Company, the availability of comparable investments, an overall assessment of management of the Company and the consideration of the foregoing factors in relation to market valuation of companies in related businesses.

The Agent has reserved the right to form a selling group of appropriately registered dealers and brokers, with compensation to be negotiated between the Agent and such selling group participants, but at no additional cost to the Company. The obligations of the Agent under the Agency Agreement may be terminated upon the occurrence of certain stated events. This Offering is not underwritten and the Agent is not obligated directly or indirectly to advance its own funds to purchase any of the Shares. The Agent has agreed to conditionally offer the Common Shares for sale on a best efforts basis, subject to prior sale, if, as and when issued by the Company and accepted by the Agent in accordance with the conditions contained in the Agency Agreement. There is no minimum amount of funds that must be raised under this Offering. This means that the issuer could complete this Offering after raising only a small proportion of the offering amount set out above.

The Company has granted to the Agent the Over-Allotment Option, exercisable in whole or in part at any time not later than 30 days after and including the Closing Date, to arrange for the sale of the Over-Allotment Shares at the Offering Price for additional gross proceeds of up to $4,500,000, solely to cover over-allocations, if any, and for market stabilization purposes. The Prospectus also qualifies the grant of the Over-Allotment Option and the distribution of the Over-Allotment Shares issuable upon the exercise of the Over-Allotment Option. A purchaser who acquires Over-Allotment Shares forming part of the Agent’s over-allocation position acquires those securities under this Prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

Pursuant to the Agency Agreement, the Company has agreed to pay to the Agent the Agent’s Fee which is equal to 7% of the gross proceeds from the issue and sale of the Shares (including in respect of any exercise of the Over-Allotment Option). As additional compensation, the Company has also agreed to issue to the Agent the Compensation Warrants on the Closing Date. The Compensation Warrants will entitle the Agent to acquire that number of Compensation Shares as is equal to 7% of the number of Shares sold under the Offering, including 7% of the number of Over-Allotment Shares sold upon exercise of the Over-Allotment Option. The Compensation Warrants will be exercisable for a period of 24 months from the Closing Date at an exercise price equal to the Offering Price.

The Company has agreed, pursuant to the Agency Agreement, to indemnify the Agent and its affiliates and their respective directors, officers, employees, shareholders, partners, advisors and agents and each other person, if any, controlling the Agent or its affiliates and against certain liabilities, including liabilities under Canadian securities legislation in certain circumstances or to contribute to payments the Agent may have to make because of such liabilities. The Company has also agreed to reimburse the Agent for its reasonable out-of-pocket fees and expenses, including the fees and expenses of its legal counsel whether or not the Offering is completed.

The Company has agreed that, during the period commencing on August 28, 2018 and ending 90 days after the Closing Date, it will not, directly or indirectly, without the prior written consent of the Agent, such consent not to be unreasonably withheld or delayed, issue, sell, offer, grant an option or right in respect of, or otherwise dispose of, or enter into any derivative transaction that has the effect of the foregoing, or agree to or announce any intention to issue, sell, offer, grant an option or right in respect of, or otherwise dispose of, or enter into any derivative transaction that has the effect of the foregoing, any additional Common Shares or any securities convertible into or exchangeable for such shares, other than in conjunction with: (i) the grant or exercise of stock options and other similar issuances pursuant to the share incentive plan of the Company and other share compensation arrangements, provided such options and other similar securities are granted or issued with an exercise price not less than the Offering Price; (ii) the exercise of outstanding warrants; (iii) obligations of the Company in respect of existing agreements; or (iv) the issuance of securities by the Company in connection with acquisitions in the normal course of business.

As a condition of closing of the Offering, each of the senior officers, directors and principal shareholders of the Company will enter into agreements in favour of the Agent pursuant to which each will agree not to, directly or indirectly, offer, issue, sell, grant, secure, pledge, or otherwise transfer, dispose of or monetize, or engage in any hedging transaction, or enter into any form of agreement or arrangement the consequence of which is to alter economic exposure to, or announce any intention to do so, in any manner whatsoever, any Common Shares or other securities convertible into, exchangeable for, or otherwise exercisable to acquire Common Shares or other equity securities of the Company for a period of 90 days after the Closing Date, without the prior written consent of the Agent, such consent not to be unreasonably withheld.

As a further condition of closing of the Offering, the Related Shareholder will enter into an agreement in favour of the Agent pursuant to which he will agree not to, directly or indirectly, offer, issue, sell, grant, secure, pledge, or otherwise transfer, dispose of or monetize, or engage in any hedging transaction, or enter into any form of agreement or arrangement the consequence of which is to alter economic exposure to, or announce any intention to do so, in any manner whatsoever, the Consideration Shares for a period of two years after the Closing Date, without the prior written consent of the Agent, such consent not to be unreasonably withheld.

Upon closing of the Offering, the Company has agreed to grant the Agent a right of first refusal to lead manage any subsequent offering of equity securities by the Company in Canada or the United States (a “Subsequent Financing”) for a period of three years following the Closing Date, with a minimum of 70% of any syndicate to be formed in respect thereof. Should the Company receive a specific offer in connection with a Subsequent Financing from another broker/dealer during that period, the Company is to immediately advise the Agent of the terms and conditions of the Subsequent Financing and the Agent shall have five business days to exercise its right of first refusal to act as lead manager on the same terms and conditions as contemplated in the Subsequent Financing.

In accordance with rules and policy statements of certain Canadian securities regulators, the Agent may not, at any time during the period of distribution, bid for or purchase Shares. The foregoing restriction is, however, subject to exceptions where the bid or purchase is not made for the purpose of creating actual or apparent active trading in, or raising the price of, the Shares. These exceptions include a bid or purchase permitted under the rules of applicable regulatory authorities and the CSE relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution.

As a result of these activities, the price of the Shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Agent at any time. The Agent may carry out these transactions on any stock exchange on which Shares are listed, in the over-the-counter market, or otherwise.

The Shares will be offered in each of the provinces of Canada (except Québec) through the Agent or its affiliates who are registered to offer the Shares for sale in such provinces and such other registered dealers as may be designated by the Agent. Subject to applicable law, the Agent may offer the Shares in the United States or to U.S. Persons and in such other jurisdictions outside of Canada and the United States as agreed between the Company and the Agent. Subscriptions for the Shares will be received subject to rejection or allotment in whole or in part and the Agent reserves the right to close the subscription books at any time without notice. Closing of the Offering is expected to take place on or about • 2018, or such other date as may be agreed upon by the Company and the Agent, but in any event no later than the date that is 42 days from the date of the receipt for the final short form prospectus. The Offering will be conducted under the book-based system. A purchaser of Shares will receive only a customer confirmation from the registered dealer from or through which the Shares are purchased and who is a CDS depository service participant. CDS will record the CDS participants who hold Shares on behalf of owners who have purchased Shares in accordance with the book-based system.

Offering in the United States

The Shares have not been and will not be registered under the U.S. Securities Act or any applicable securities laws of any state of the United States, and accordingly may not be offered, sold or delivered, directly or indirectly, within the United States, except in transactions exempt from the registration requirements of the U.S. Securities Act and any applicable securities laws of any state of the United States.

This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of the Shares. The Agent has agreed that, except as permitted by the Agency Agreement pursuant to transactions exempt from the registration requirements of the U.S. Securities Act and any applicable securities laws of any state of the United States, they will not offer any Shares for sale by the Company as part of the distribution or at any time within the United States. The Agency Agreement permits the Agent to offer the Shares in the United States (i) to “qualified institutional buyers” (as defined in Rule 144A under the U.S. Securities Act, a “QIB”) or (ii) to Accredited Investors to whom, in each case, the Company will sell such Shares directly in compliance with Rule 506(b) of Regulation D under the U.S. Securities Act and/or Section 4(a)(2) thereof and in accordance with any applicable securities laws of any state of the United States. The Agency Agreement also enables the Agent to offer the Shares outside the United States in accordance with the exclusion from the registration requirements of the U.S. Securities provided by Rule 903 of Regulation S under the U.S. Securities Act.

In addition, until 40 days after the commencement of the Offering, an offer or sale of the Shares offered hereby within the United States by a dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act unless such offer and sale is made pursuant to an exemption from the registration requirements under the U.S. Securities Act.

The securities offered, sold or issued in the United States will be “restricted securities” within the meaning of Rule 144(a)(3) of the U.S. Securities Act. Certificates representing such securities will bear a legend to the effect that the securities represented thereby are not registered under the U.S. Securities Act or any applicable securities laws of any state of the United States and may only be offered, sold, pledged or otherwise transferred, directly or indirectly, pursuant to certain exemptions from the registration requirements of the U.S. Securities Act and any applicable securities laws of any state of the United States.

The outstanding Common Shares are currently listed on the CSE under the symbol “TO”, the Frankfurt Stock Exchange under the symbol “1P3N” and are quoted for trading on the OTC Pink Open Market under the symbol “TOWTF”. On October 9, 2018, the last day on which the Common Shares traded prior to the date of this

Prospectus, the closing price of the Common Shares on the CSE was $0.12. The Company has applied to the CSE for approval of the Offering and the issuance of the Shares and the Compensation Shares.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

Shares

The Company is authorized to issue an unlimited number of Common Shares without nominal or par value of which, as at October 9, 2018, 93,339,446 Common Shares are issued and outstanding as fully paid and non-assessable.

The holders of the Common Shares are entitled to receive notice of and to attend all meetings of shareholders of the Company and have one vote for each Common Share held. Subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares of the Company, the holders of the Common Shares are entitled to receive any dividends declared and payable by the Company on the Common Shares. Subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares of the Company, the holders of the Common Shares are entitled to receive the remaining property of the Company upon the liquidation, dissolution or winding-up of the Company.

PRIOR SALES

The following table summarizes the issuance by Tower One of Common Shares and securities exercisable or convertible into Common Shares, during the 12-month period before the date of this Prospectus (excluding the Offering):

Common Shares

Date of Issuance	Number of Common Shares	Issue/Exercise Price per Common Share
September 19, 2017	130,000(1)	$0.23
September 22, 2017	600,000(1)	$0.23
September 25, 2017	3,120,000(1)	$0.23
November 30, 2017	1,000,000(1)	$0.23
December 4, 2017	200,000(1)	$0.23
December 8, 2017	1,100,000(1)	$0.23
January 2, 2018	1,100,000(1)	$0.23
February 8, 2018	1,800,000(1)	$0.23
February 9, 2018	1,800,000(1)	$0.23
March 27, 2018	900,000(1)	$0.23
September 26, 2017	200,000(2)	$0.25
February 23, 2018	100,000(2)	$0.25
March 8, 2018	681,204(3)	$0.21
March 19, 2018	100,000(2)	$0.25

Date of Issuance	Number of Common Shares	Issue/Exercise Price per Common Share
March 29, 2018	2,469,700(2)	$0.25
April 2, 2018	170,000(2)	$0.25
April 4, 2018	163,334(2)	$0.25
April 5, 2018	233,100(2)	$0.25
April 6, 2018	3,677,167(2)	$0.25
April 9, 2018	500,000(2)	$0.25
April 12, 2018	1,251,900(2)	$0.25
April 3, 2018	780,000(3)	$0.20
May 23, 2018	7,500,000(4)	$0.185

Notes:
(1)	Issued pursuant to the exercise of stock options.
(2)	Issued pursuant to the exercise of warrants.
(3)	Issued in exchange for debt.
(4)	Issued as consideration for the acquisition of shares of Mexmaken. On closing of the Offering, the Compensation Shares will be subject to a two year lock up agreement. See “Business of the Company – Recent Developments” and “Plan of Distribution”.

Debt Securities

Bonds

On September 21, 2018 and September 28, 2018, the Company issued 1,992 bonds and 757 bonds, respectively with an aggregate principal amount of $274,900 (the “Principal Amount”). Subject to the Company’s right of early redemption, the Principal Amount and all accrued and unpaid interest thereon shall be repaid by the Company on September 21, 2021 and September 28, 2021, respectively.

The bonds bear simple interest on the Principal Amount at a fixed rate of 10% per annum payable monthly on the last day of each month. The Company’s debt obligations under the bonds are secured against all present and after acquired personal property of the Company and are subordinated to the other secured obligations of the Company, except for such preferences as provided for under applicable law.

Related Party and Other Debt

The amount owed by the Company to related parties consists of short-term amounts advanced to the Company and services rendered and expenses paid on behalf of the Company by shareholders of the Company, which amounts are unsecured and payable on demand (the “Related Party and Other Debt”). As of the date hereof, the aggregate amount of the Related Party and Other Debt is USD$2,311,125, which consists of the following:

Principal Balance	USD$2,043,667(1)
Interest Accrued to be settled in cash	USD$30,031(2)
Interest Accrued	USD$192,427(2)
Ten Percent Fee	USD$45,000(3)

Notes:
(1)	All of the principal balance and interest accrued to be settled in cash will be repaid from the net proceeds of the Offering, with the exception of USD$433,500, the terms of which will be revised as follows: 1) the Company will pay simple interest at a fixed rate of 10% per annum; and 2) the maturity date will be one year from the Closing Date.
(2)	Assumes the Related Party and Other Debt is repaid in full by October 31, 2018.
(3)	A portion of the accrued interest and the Ten Percent Fee will be repaid on closing of the Offering by the issuance of • Common Shares at deemed price per Common Share equal to the Offering Price.

Convertible Securities

Warrants

On February 16, 2018, pursuant to the terms of a Warrant Indenture providing for the issue of warrants between the Company and Computershare Trust Company of Canada, the Company issued 12,535,745 Warrants to purchase 12,535,745 Common Shares at an exercise price of $0.25 exercisable until April 6, 2018 and at an exercise price of $0.40 between April 7, 2018 and July 21, 2018. On April 3, 2018, pursuant the terms of a Supplemental Warrant Indenture providing for the issue of warrants between the Company and Computershare Trust Company of Canada, the Company issued 2,085,000 warrants to purchase 2,085,000 Common Shares at an exercise price of $0.25 exercisable until April 6, 2018 and at an exercise price of $0.40 between April 7, 2018 and July 21, 2018 (collectively, the “Warrant Incentive Program”). Out of the 14,620,745 warrants issued pursuant to the Warrant Incentive Program, 8,665,201warrants were exercised, the remaining have now expired unexercised.

Pursuant to the terms of the Warrant Incentive Program, each warrant holder that exercised a warrant received an incentive warrant. Therefore, on April 6, 2018, the Company issued 8,665,201 incentive warrants to purchase 8,665,201 Common Shares at an exercise price of $0.40 per Common Share. Prior to the date hereof, the incentive warrants expired, unexercised.

Stock Options

On February 17, 2018, the Company granted 950,000 stock options to purchase 950,000 Common Shares at an exercise price of $0.25. Each of the options vested immediately upon issuance and are exercisable until February 17, 2023.

Debentures

On June 12, 2018, the Company issued an aggregate principal amount of $1,000,000 of Debentures. The Debentures bear interest at 1% per month, payable in cash, monthly on the first business day of each month and mature 12 months from the date of issuance. The Debentures are convertible, in whole or in part, at any time before maturity, into Common Shares at $0.20 per Common Share. Each holder of Debentures also received one Warrant for each $0.20 principal amount paid, such that the Company issued an aggregate of 5,000,000 debenture warrants (“Debenture Warrants”). Each Debenture Warrant entitles the holder thereof to acquire one Common Share at an exercise price of $0.25 per Common Share until June 12, 2019.

TRADING PRICE AND VOLUME

Trading Price and Volume

The Company’s Common Shares are listed and posted for trading on the CSE under the symbol “TO”, the Frankfurt Stock Exchange under the symbol “1P3N” and is quoted for trading on the OTC Pink Open Market under the symbol “TOWTF”. On October 9, 2018, the last complete trading day before the date of this Prospectus, the closing price of the Common Shares on the CSE was $0.12. The following table sets out the high and low closing share prices and the aggregate volume of trading of the Company’s Common Shares on the CSE for the months indicated. The Common Shares were first listed for trading on the CSE on September 15, 2017.

Date	High	Low	Volume
	($)	($)
September 2017	0.30	0.20	8,712,322
October 2017	0.40	0.25	6,930,659

Date	High	Low	Volume
	($)	($)
November 2017	0.375	0.23	5,154,927
December 2017	0.28	0.23	4,915,748
January 2018	0.27	0.215	3,119,595
February 2018	0.245	0.20	7,330,333
March 2018	0.27	0.165	14,341,177
April 2018	0.26	0.175	9,249,898
May 2018	0.20	0.16	1,663,289
June 2018	0.185	0.15	1,295,627
July 2018	0.165	0.135	1,243,309
August 2018	0.145	0.10	1,592,974
September, 2018	0.15	0.11	1,033,220
October 1 - 9, 2018	0.12	0.11	494,180

INTERESTS OF EXPERTS

Certain legal matters relating to the distribution of the Shares pursuant to this Prospectus will be passed upon by Miller Thomson LLP, on behalf of Tower One, and DLA Piper (Canada) LLP on behalf of the Agent. As of the date of this Prospectus, the partners and associates of Miller Thomson LLP and the partners and associates of DLA Piper (Canada) LLP, each as a group, beneficially own, directly or indirectly, less than 1% of the Common Shares.

The following is a list of the persons or companies named as having prepared or certified a statement, report or valuation, in this Prospectus either directly or in a document incorporated by reference and whose profession or business gives authority to the statement, report or valuation made by the person or company:

(a)	Manning Elliot LLP, Chartered Professional Accountants, provided an auditors’ report on the Company’s Consolidated Financial Statements for the year ended December 31, 2017.

To Tower One’s knowledge, none of these entities (or designated professionals of the entities) or individuals holds, directly or indirectly, more than 1% of the Company’s issued and outstanding Common Shares. Based on information provided by the experts, none of the experts named above, when or after they prepared the statement, report or valuation, has received any registered or beneficial interests, direct or indirect, in any securities or other property of the Company or of one of the Company’s associates or affiliates or is expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

Manning Elliot LLP, Tower One’s current auditors, are independent of Tower One in accordance with the applicable rules of professional conduct as of the date of this Prospectus.

PROMOTERS

No person will be, or has been within the two most recently completed financial years or during the current financial year, a promoter of Tower One.

RISK FACTORS

There are a number of risks that may have a material and adverse impact on the future operating and financial performance of the Company and could cause the Company’s operating and financial performance to differ materially from the estimates described in forward-looking statements relating to the Company. These include widespread risks associated with any form of business and specific risks associated with the Company’s business and its involvement in the telecommunications industry. Management of the Company considers the following risks to be most significant for potential investors in the Company, but such risks do not necessarily comprise all those associated with an investment in the Company.

This section describes risk factors identified as being potentially significant to the Company. Additional risk factors may be included in other documents previously disclosed by the Company. In addition, other risks and uncertainties not discussed to date or not known to management could have material and adverse effects on the valuation of the Company’s securities, existing business activities, financial condition, results of operations, plans and prospects. An investment in securities of the Company involves significant risks, which should be carefully considered by prospective investors before purchasing such securities.

The acquisition of the securities being distributed under this Prospectus involves a high degree of risk. Any prospective investor should carefully consider all of the other information contained in this Prospectus (including the documents incorporated by reference in this Prospectus) before acquiring any of the securities distributed under this Prospectus. The risks described in this Prospectus are not the only risks facing the Company. Additional risks and uncertainties not currently known to the Company, or that the Company currently deems to be immaterial, may also materially and adversely affect its business. In addition, the following risk factors should be carefully considered by investors:

Factors Relating to the Company and its Business

The Company has a History of Losses

At June 30, 2018, the Company has incurred losses since its inception and has an accumulated deficit of $16,063,020. The Company expects to incur a net loss in 2018. Tower One does not know if business operations will become profitable or if the Company will continue to incur net losses beyond 2018. The Company is therefore subject to many of the risks common to early-stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources and lack of revenues. The Company expects to incur significant expenses as it develops and expands its business, which will make it harder for the Company to achieve and maintain future profitability. The Company may incur significant losses in the future for a number of reasons, including the other risks described in this Prospectus (including the documents incorporated herein by reference), and the Company may encounter unforeseen expenses, difficulties, complications, delays and other unknown events. Accordingly, the Company may not be able to achieve or maintain profitability.

The Company has a Limited Operating History

The Company will be subject to all of the business risks and uncertainties associated with any new business enterprise, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources, lack of revenue and the risk that it will not achieve its growth objective. There can be no assurance that the Company’s operations will be profitable in the future or will generate sufficient cash flow to satisfy its working capital requirements. Even if the Company does achieve profitability, it cannot predict the level of such profitability. If the Company sustains losses over an extended period of time, it may be unable to continue its business.

Negative Cash Flow

The Company has a no history of earnings or cash flow from operations. The Company does not expect to generate material revenue or achieve self-sustaining operations for several years, if at all. To the extent that the Company has negative cash flow in future periods, the Company may need to allocate a portion of its cash reserves to fund such negative cash flow.

Inability of Company to Secure Additional Financing

The Company requires additional capital to meet its business objectives as set out in this Prospectus. Potential third-party financings in the future may not be available on terms favourable to the Company, or at all, and the Company may not manage costs and working capital successfully. The Company’s ability to obtain funding will be subject to various factors, including general market conditions, the Company’s operating performance, the market’s perception of the Company’s growth potential, equity markets sentiment, lender sentiment and the Company’s ability to incur debt in compliance with other contractual restrictions, including the financial covenants and potential future debt documents. These factors may make the timing, amount, terms and conditions of additional financings unattractive. The Company’s inability to raise capital could impede its growth and could materially adversely affect its business, including its stated business objectives, financial condition and financial performance.

Additionally, the Company’s ability to fund planned expenditures and future acquisitions for its growth plans will depend on its ability to generate cash in the future. The Company’s capital requirements may vary materially from those currently planned if, for example, its revenues do not reach expected levels or the Company incurs unforeseen capital expenditures and makes investments to maintain its competitive position. If the Company’s business does not achieve the levels of profitability or generate the amount of cash that management anticipates or if it expands faster than anticipated, the Company may need to seek additional debt or equity financing to operate and expand its business. The Company’s inability to raise capital could impede its growth or otherwise require it to forego growth opportunities and could materially adversely affect its business, prospects, financial condition and financial performance.

The Expansion or Development of the Company’s Business, including through Acquisitions, Increased Product Offerings or Other Strategic Growth Opportunities, may cause Disruptions in the Company’s Business, which may have an Adverse Effect on the Company’s Operations or Financial Results

The Company may seek to expand and develop its business, including through acquisitions, increased product offerings, or other strategic growth opportunities. In the ordinary course of business, the Company may review, analyze, and evaluate various potential transactions or other activities in which it may engage. Such transactions or activities could cause disruptions in, increase risk or otherwise negatively impact its business. Among other things, such transactions and activities may:

  disrupt the Company’s business relationships with its customers, depending on the nature of or counterparty to such transactions and activities;

  direct the time or attention of management away from other business operations;

  fail to achieve revenue or margin targets, operational synergies or other benefits contemplated;

  increase operational risk or volatility in the Company’s business; or

  result in current or prospective employees experiencing uncertainty about their future roles with the
  Company, which might adversely affect the Company’s ability to retain or attract key managers or other employees.

If the Company Fails to Retain Rights to its Wireless Infrastructure, including the Land Interests, the Company’s Business may be Adversely Affected

The property interests on which the Company’s wireless infrastructure resides, including the land interests under its towers, consist primarily of leasehold and sub-leasehold interests. A loss of these interests at a particular tower site may interfere with the Company’s ability to operate tower sites and generate revenues. For various reasons, the Company may not always have the ability to access, analyze and verify all information regarding titles and other issues prior to completing an acquisition of communications sites, which can affect its rights to access and operate a site. From time to time the Company may also experience disputes with landowners regarding the terms of ground agreements for land under towers, which may affect the Company’s ability to access and operate tower sites. Further, for various reasons, landowners may not want to renew their ground agreements with the Company, they may lose their rights to the land, or they may transfer their land interests to third parties, including ground lease aggregators, which could affect the Company’s ability to renew ground agreements on commercially viable terms. If the Company is unable to retain rights to the property interests on which its wireless infrastructure resides, its business may be adversely affected.

The Company’s Business Depends on the Demand for Wireless Communication Services and Wireless Infrastructure, and it may be Adversely Affected by any Slowdown in such Demand. Additionally, a Reduction in MNO Network Investment may Materially and Adversely Affect the Company’s Business

Demand for the Company’s wireless infrastructure depends on the demand for antenna space from its customers, which, in turn, depends on the demand for wireless communication services by their customers. The willingness of the Company’s customers to utilize its wireless infrastructure, or renew or extend existing leases on its wireless infrastructure, is affected by numerous factors, including:

  consumer demand for wireless connectivity;

  availability or capacity of wireless infrastructure or associated land interests;

  location of wireless infrastructure;

  financial condition of customers, including their profitability and availability or cost of capital;

  willingness of customers to maintain or increase their network investment or changes in their capital allocation strategy;

  availability and cost of spectrum for commercial use;

  increased use of network sharing, roaming, joint development, or resale agreements by customers;

  mergers or consolidations among customers;

  changes in, or success of, customers' business models;

  governmental regulations, including local or state restrictions on the proliferation of wireless infrastructure;

  cost of constructing wireless infrastructure;

  technological changes, including those (1) affecting the number or type of wireless infrastructure needed to provide wireless connectivity to a given geographic area or which may otherwise serve as substitute or alternative to wireless infrastructure or (2) resulting in the obsolescence or decommissioning of certain existing wireless networks; or

  the ability to efficiently satisfy customers' service requirements.

A slowdown in demand for wireless connectivity or wireless infrastructure may negatively impact the Company’s growth or otherwise have a material adverse effect on the Company. If the Company’s customers or potential customers are unable to raise adequate capital to fund their business plans, as a result of disruptions in the financial and credit markets or otherwise, they may reduce their spending, which could adversely affect the Company’s anticipated growth or the demand for the Company’s wireless infrastructure or network services. The amount, timing, and mix of the Company’s customers' network investment is variable and can be significantly impacted by the various matters described in these risk factors. Changes in MNO network investment typically impact the demand for its wireless infrastructure. As a result, changes in MNO plans such as delays in the implementation of new systems, new technologies (including small cells - DAS), or plans to expand coverage or capacity may reduce demand for its wireless infrastructure. Furthermore, the wireless industry could experience a slowdown or slowing growth rates as a result of numerous factors, including a reduction in consumer demand for wireless connectivity or general economic conditions. There can be no assurances that weakness or uncertainty in the economic environment will not adversely impact the wireless industry, which may materially and adversely affect the Company’s business, including by reducing demand for its wireless infrastructure or network services. In addition, a slowdown may increase competition for site rental customers or network services. A wireless industry slowdown or a reduction in MNO network investment may materially and adversely affect the Company’s business.

A Substantial Portion of the Company’s Revenue is Derived from the Company’s Relationship with a Limited Number of MNOs

A substantial portion of the Company’s total operating revenues is derived from its leasing agreements with various major tenants, as outlined above. If they are unwilling or unable to perform their obligations under the Company’s agreements with them, the Company’s revenues, results of operations, financial condition and liquidity would be materially and adversely affected. Additionally, due to the long-term nature of the Company’s tenant leases with the major MNOs, the Company depends on the continued financial strength of them. If the Company’s current tenant or any future tenants are unable to raise adequate capital to fund their business plans, they may reduce their spending, which could materially and adversely affect demand for the Company’s communications sites and its services business. If, as a result of a prolonged economic downturn or otherwise, one or more of the Company’s significant tenants experiences financial difficulties or files for bankruptcy, it could result in uncollectible accounts receivable. The loss of the Company’s current tenant, or the loss of all or a portion of its anticipated lease revenues from this tenant or future tenants, could have a material adverse effect on the Company’s business, results of operations or financial condition.

The Company is Reliant on its Management and Key Personnel

The success of the Company is dependent upon the ability, expertise, judgment, discretion and good faith of its senior management. While employment agreements are customarily used as a primary method of retaining the services of key employees, these agreements cannot assure the continued services of such employees. The Company attempts to enhance its management and technical expertise by recruiting qualified individuals who possess desired skills and experience in certain targeted areas. The Company’s inability to retain employees and attract and retain sufficient additional employees as well as, engineering, and technical support resources could have a material adverse impact on the Company’s financial condition and results of operation. Any loss of the services of such individuals could have a material adverse effect on the Company’s business, operating results or financial condition.

The Company Conducts Business in Countries with a History of Corruption and Transactions with Foreign Governments, and doing so Increases the Risks Associated with the Company’s International Activities.

As the Company operates internationally, it is subject to the United States’ Foreign Corrupt Practices Act of 1977 and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by the United States and other business entities that have securities registered in the United States for the purpose of obtaining or retaining business. The Company has operations and agreements with third parties in countries known to experience corruption. Further international expansion may involve more exposure to such practices. The Company’s activities in these countries creates the risk of unauthorized payments or offers of payments by its employees or consultants that could be in violation of various laws including the Foreign Corrupt Practices Act of 1977, even though these parties are not always subject to its control. It is the Company’s policy to implement safeguards to discourage these practices by its employees and consultants. However, the Company’s existing safeguards and any future improvements may prove to be less than effective and its employees or consultants may engage in conduct for which it might be held responsible. Violations of the Foreign Corrupt Practices Act of 1977 may result in criminal or civil sanctions and the Company may be subject to other liabilities, which could negatively affect its business, operating results and financial condition.

New Technologies may Reduce Demand for Wireless Infrastructure or Negatively Impact Revenues

Improvements in the efficiency, architecture, and design of wireless networks may reduce the demand for the Company’s wireless infrastructure. For example, new technologies that may promote network sharing, joint development, or resale agreements by its customers, such as signal combining technologies or network functions virtualization, may reduce the need for the Company’s wireless infrastructure. In addition, other technologies, such as Wi-Fi, DAS, femtocells, other small cells, or satellite (such as low earth orbiting) and mesh transmission systems may, in the future, serve as substitutes for, or alternatives to, leasing that might otherwise be anticipated or expected on wireless infrastructure had such technologies not existed. In addition, new technologies that enhance the range, efficiency, and capacity of wireless equipment could reduce demand for the Company’s wireless infrastructure. Any significant reduction in demand for the Company’s wireless infrastructure resulting from the new technologies may negatively impact the Company’s revenues or otherwise have a material adverse effect on the Company.

The Company’s Industry is Heavily Regulated and thus, the Company is Subject to Substantial Regulatory Risks

The activities of the Company are subject to intense regulation by governmental authorities. Achievement of the Company’s business objectives are contingent, in part, upon compliance with regulatory requirements enacted by these governmental authorities and obtaining all regulatory approvals. The Company cannot predict the time required to secure all appropriate regulatory approvals for its products, or the extent of testing and documentation that may be required by governmental authorities. Any delays in obtaining, or failure to obtain regulatory approvals could have a material adverse effect on the business, results of operations and financial condition of the Company. The business of the Company is subject to rapid regulatory changes. Failure to keep up with such changes may adversely affect the business of the Company and have a detrimental impact on the Company’s business

If Radio Frequency Emissions from Wireless Handsets or Equipment on Wireless Infrastructure are Demonstrated to Cause Negative Health Effects, Potential Future Claims could Adversely Affect the Company’s Operations, Costs or Revenues

The potential connection between radio frequency emissions and certain negative health effects, including some forms of cancer, has been the subject of substantial study by the scientific community in recent years. The Company cannot guarantee that claims relating to radio frequency emissions will not arise in the future or that the results of such studies will not be adverse to the Company. Public perception of possible health risks associated with cellular or other wireless connectivity services may slow or diminish the growth of wireless companies, which may in turn slow or diminish the Company’s growth. In particular, negative public perception of, and regulations regarding, these perceived health risks may slow or diminish the market acceptance of wireless services. If a connection between radio frequency emissions and possible negative health effects were established, the Company’s operations, costs, or revenues may be materially and adversely affected. The Company currently does not maintain any significant insurance with respect to these matters.

The Application of Anti-Bribery or Corruption Laws Could Impact the Company’s Operations

The Company’s operations are governed by the laws of many jurisdictions, which generally prohibit bribery and other forms of corruption. It is possible that the Company, or some of its subsidiaries, employees or contractors, could be charged with bribery or corruption as a result of the unauthorized actions of its employees or contractors. If the Company is found guilty of such a violation, which could include a failure to take effective steps to prevent or address corruption by its employees or contractors, the Company could be subject to onerous penalties and reputational damage. A mere investigation itself could lead to significant corporate disruption, high legal costs and forced settlements (such as the imposition of an internal monitor). In addition, bribery allegations, bribery or corruption convictions could impair the Company’s ability to work with governments or nongovernmental organizations. Such convictions or allegations could result in the formal exclusion of the Company from a country or area, national or international lawsuits, government sanctions or fines, project suspension or delays and reduced market capitalization.

The Company may be Vulnerable to Security Breaches that could Adversely Affect its Operations, Business, Operations, and Reputation

The Company’s wireless infrastructure may be vulnerable to damage, disruptions, or shutdowns due to unauthorized access, computer viruses, cyber-attacks, and other security breaches. An attack attempt or security breach could potentially result in (1) interruption or cessation of certain of the Company’s services to its customers, (2) the Company’s inability to meet expected levels of service, or (3) data transmitted over the Company’s customers' networks being compromised. The Company cannot guarantee that its security measures will not be circumvented, resulting in customer network failures or interruptions that could impact its customers' network availability and have a material adverse effect on its business, financial condition, or operational results. The Company may be required to expend significant resources to protect against or recover from such threats. If an actual or perceived breach of its security occurs, the market perception of the effectiveness of its security measures could be harmed, and the Company could lose customers. Further, the perpetrators of cyber-attacks are not restricted to particular groups or persons. These attacks may be committed by the Company’s employees, contractors or external actors operating in any geography. Any such events could result in legal claims or penalties, disruption in operations, misappropriation of sensitive data, damage to the Company’s reputation, negative market perception, or costly response measures, which could adversely affect its business.

Changes in Current or Future Laws or Regulations could Restrict its Ability to Operate its Business as it Currently Does

The Company’s business and that of its tenants are subject to various laws and regulations. In certain jurisdictions, these regulations could be applied or enforced retroactively, which could require that the Company modify or dismantle existing towers. Since the Company has operating subsidiaries that are incorporated in Colombia, Argentina and Mexico it is thus subject to the laws of such jurisdictions. For example, the Colombian Ministry of Communications has a protocol aimed to explain to local authorities and communities the existence of environmental impacts and negative effects on the health of the people. Zoning authorities and community organizations are often opposed to construction of communications sites in their communities, which can delay, prevent or increase the cost of new tower construction, modifications, additions of new antennas to a site or site upgrades, thereby limiting the Company’s ability to respond to tenant demands. The regulations about distance of cell towers to schools, hospitals, and residences, depend on local authorities, as in Colombia the mayors of municipalities have the power to regulate in an autonomous way the matters related to telecommunication infrastructure. Existing regulatory policies may materially and adversely affect the timing or cost of construction projects associated with the Company’s towers and new regulations may be adopted that increase delays or result in additional costs to the Company, or that prevent such projects in certain locations, and noncompliance could result in the imposition of fines or an award of damages to private litigants. In certain jurisdictions, there may be changes to zoning regulations or construction laws based on site location, which may result in increased costs to modify certain of the Company’s existing towers or decreased revenue due to the removal of certain towers to ensure compliance with such changes. These factors could materially and adversely affect the Company’s business, results of operations or financial condition.

Ability of the Company to Obtain and Maintain Requisite Permits and Licences

The operations of the Company requires licences, certifications and permits from various governmental and regulatory authorities. There can be no assurance that such licences and permits will be granted, maintained or renewed. Any failure to obtain, maintain or renew any of the licences and permits required by the Company or any of its subsidiaries could have a material adverse effect on the Company’s business, operating results or financial condition.

If the Company Fails to Comply with Laws or Regulations which Regulate its Business and which may Change at Any Time, the Company may be Fined or even Lose its Right to Conduct Some of its Business.

A variety of laws and regulations apply to the Company’s business, including the laws of Colombia, Argentina and Mexico. Failure to comply with applicable requirements may lead to civil penalties or require the Company to assume indemnification obligations or breach contractual provisions. The Company cannot guarantee that existing or future laws or regulations will not adversely affect its business, or result in additional costs. These factors may have a material adverse effect on the Company.

The Company has never Paid Dividends and Has No Intention of Paying Dividends

The Company has no earnings or dividend record, and does not anticipate paying any dividends on the common shares in the foreseeable future. Dividends paid by the Company would be subject to tax and, potentially, withholdings. The payment of future cash dividends, if any, will be reviewed periodically by the Company’s board of directors and will depend upon, among other things, conditions then existing including earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions and other factors.

The Company’s Towers may be Affected by Natural Disasters and Other Unforeseen Events for which the

Company’s Insurance may not Provide Adequate Coverage

The Company’s towers are subject to risks associated with natural disasters, such as ice and wind storms, tornadoes, floods, hurricanes and earthquakes, as well as other unforeseen events, such as acts of terrorism. Any damage or destruction to, or inability to access, its towers may impact its ability to provide services to its tenants and lead to tenant loss, which could have a material adverse effect on its business, results of operations or financial condition.

The Company may not have adequate insurance to cover the associated costs of repair or reconstruction for a major future event. Further, the Company may be liable for damage caused by towers that collapse for any number of reasons including structural deficiencies, which could harm the Company’s reputation and require it to incur costs for which it may not have adequate insurance coverage.

The Company is Subject to a Going-Concern Risk

The Company’s financial statements have been prepared on a going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities in the ordinary course of business. The Company’s future operations are dependent upon the identification and successful completion of equity or debt financing and the achievement of profitable operations at an indeterminate time in the future. There can be no assurances that the Company will be successful in completing an equity or debt financing or in achieving profitability. The financial statements do not give effect to any adjustments relating to the carrying values and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern.

Ability to Exercise Statutory Rights and Remedies under Canadian Securities Laws

The Company’s subsidiaries are incorporated, continued or otherwise organized under the laws of a foreign jurisdiction outside of Canada. Certain of the officers and directors of the Company and its subsidiaries reside outside of Canada. This may limit an investor's ability to exercise statutory rights and remedies under Canadian securities laws. In particular, a Canadian court may determine that it does not have jurisdiction over a claim by an investor against the Company and/or its officers and directors, or that another foreign jurisdiction is the more convenient forum to adjudicate the claim.

Factors Relating to operating in Argentina, Colombia and Mexico

The Company’s Operations are Subject to the Risks of Foreign Operations Generally

Currently the Company’s operations are conducted in foreign jurisdictions including, but not limited to Colombia, Argentina and Mexico. The Company expects that receivables with respect to foreign sales will continue to account for a significant portion of its total accounts receivables outstanding. As such, the Company’s operations may be adversely affected by changes in foreign government policies and legislation or social instability and other factors which are not within the control of the Company including, but not limited to, recessions in foreign economies, expropriation, nationalization and limitation or restriction on repatriation of earnings, longer receivables collection periods and greater difficulty in collecting accounts receivable, changes in consumer tastes and trends, renegotiation or nullification of existing contracts or licences, regulatory requirements or the personnel administering them, currency fluctuations and devaluations, exchange controls, economic sanctions and royalty and tax increases, risk of terrorist activities, revolution, border disputes, implementation of tariffs and other trade barriers and protectionist practices, taxation policies, including royalty and tax increases and retroactive tax claims, volatility of financial markets and fluctuations in foreign exchange rates, difficulties in the protection of intellectual property, labor disputes and other risks arising out of foreign governmental sovereignty over the areas in which the Company’s operations are conducted. The Company’s operations may also be adversely affected by social, political and economic instability and by laws and policies of such foreign jurisdictions affecting foreign trade, taxation and investment. If the Company’s operations are disrupted and/or the economic integrity of its contracts is threatened for unexpected reasons, its business may be harmed.

In the event of a dispute arising in connection with the Company’s operations in a foreign jurisdiction where the Company conducts its business, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdictions of the courts of Canada or enforcing Canadian judgments in such other jurisdictions. The Company may also be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. Accordingly, the Company’s activities in foreign jurisdictions could be substantially affected by factors beyond the Company’s control, any of which could have a material adverse effect on the Company.

Some countries in which the Company may operate may be considered politically and economically unstable and in some cases, failure to follow certain formalities or obtain relevant evidence may call into question the validity of the entity or the actions taken by the Company. Management of the Company is unable to predict the effect of additional corporate and regulatory formalities which may be adopted in the future including whether any such laws or regulations would materially increase the Company’s cost of doing business or affect its operations in any area.

The Company may in the future enter into agreements and conduct activities outside of the jurisdictions where it currently carries on business, which expansion may present challenges and risks that the Company has not faced in the past, any of which could adversely affect the results of operations and/or financial condition of the Company.

Foreign Currency Fluctuations

The Company’s current and proposed business operations in Colombia, Argentina and Mexico render it subject to foreign currency fluctuations, which may materially affect its financial position. The Company holds Canadian and U.S. dollars and sends funds to Colombia, Argentina and Mexico in U.S. dollars, which are then converted into Colombian, Argentinian or Mexican pesos, as applicable. The important exchange rates for the Company are those for the U.S. dollar, Canadian dollar to Colombian, Argentinian, or Mexican pesos. While the Company is funding operations in Colombia, Argentina and Mexico, its results could be impaired by adverse changes in the U.S. dollar and Canadian dollar relative to each of the Colombian, Argentinian, or Mexican Peso. Prior and future equity financings result in the generation of Canadian dollar proceeds to fund the Company’s activities can be significantly impacted by adverse changes in exchange rates between the Canadian dollar, the U.S. dollar, the Argentinian, Mexican and Colombian peso.

The Company’s Operations may also be Adversely Affected by Laws and Policies of Canada Affecting Foreign Trade, Taxation and Investment

In the event of a dispute arising in connection with the Company’s operations in Colombia, Argentina or Mexico, the Company may be subject to the exclusive jurisdiction of foreign courts or tribunals, or may not be successful in subjecting foreign persons to the jurisdictions of the courts of Canada or enforcing Canadian judgments in such other jurisdictions. The Company may also be hindered or prevented from enforcing its rights with respect to a governmental body because of the doctrine of sovereign immunity.

Changes to the Tax Laws could Negatively Impact the Company’s Business and Operations

The introduction of new tax laws, regulations or rules, or changes to, or differing interpretation of, or application of, existing tax laws, regulations or rules in Colombia, Argentina or Mexico, could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions. No assurance can be given that new tax laws, regulations or rules will not be enacted or that existing tax laws, regulations or rules will not be changed, interpreted or applied in a manner which could result in any of the Company’s profits being subject to additional taxation or which could otherwise have a material adverse effect on the Company.

Political, Economic and Other Uncertainties could Negatively Affect the Company’s Business

The Company’s business operations are currently located in Colombia, Argentina and Mexico. Although Colombia has a long-standing tradition of respecting the rule of law, which has been bolstered in recent years by the present government’s policies and programs, no assurance can be given that the Company’s plans and operations will not be adversely affected by future developments in Colombia. The Company’s existing assets and proposed activities in Colombia are subject to political, economic and other uncertainties, including the risk of expropriation, nationalization, renegotiation or nullification of existing contracts, licences and permits or other agreements, changes in laws or taxation policies, currency exchange restrictions, changing political conditions, and international monetary fluctuations. Future government actions concerning the economy, taxation, or the operation and regulation of nationally important facilities such as communications could have a significant effect on the Company. Any changes in regulations or shifts in political attitudes are beyond the Company’s control and may adversely affect its business. The Company’s business may be affected in varying degrees by government regulations with respect to restrictions on future expansion, price controls, export controls, foreign exchange controls, earnings repatriation, income and/or business taxes or expropriations.

Legal System in the Countries the Company Operates

As civil law jurisdictions, each of Colombia, Argentina and Mexico have legal systems that are different from the common law jurisdiction of Canada. There can be no assurance that licences, permits, applications or other legal arrangements will not be adversely affected by changes in governments, the actions of government authorities or others, or the effectiveness and enforcement of such arrangements. Any delays in receiving government approvals or permits or no objection certificates may delay the Company’s operations or may affect the status of the Company’s contractual arrangements or its ability to meet its contractual obligations.

Argentina

Devaluation of the Argentine Peso and Inflation in Argentina may Adversely Affect the Company’s Results of Operations, its Capital Expenditure Program and the Ability to Service its Liabilities and Transfer Funds Abroad

Since the Company generates a significant portion of its revenues in Argentine pesos through its operations in that country, any devaluation may negatively affect the value of its earnings in that country. The Argentine Peso has been subject to significant devaluation against the Canadian dollar in the past and may be subject to fluctuations in the future. According to the exchange rate published by the Banco de la Nación Argentina, from the beginning of 2018 to the date of this Prospectus the devaluation of the peso against the U.S. dollar is approximately 51% (compared to 17.4%, 21.9% and 52.5% in the years ended December 31, 2017, 2016 and 2015, respectively). Beginning on December 17, 2015, the current administration lifted most of the restrictions to the FX Markets and the multiple exchange rate system was unified into a floating rate regime. As a result, the value of the peso has depreciated significantly against the U.S. dollar.

Given the economic and political conditions in Argentina, the Company cannot predict whether, and to what extent, the value of the Argentinian peso may depreciate or appreciate against the U.S. dollar, the Canadian dollar or other foreign currencies. The Company cannot predict whether the Argentine government will further modify its monetary, fiscal, and exchange rate policy. If any of these changes takes place, the Company cannot anticipate the impact these could have on the value of the peso and, accordingly, on the Company’s financial condition, results of operations and cash flows, and on the Company’s ability to transfer funds abroad in order to comply with commercial or financial obligations or dividend payments to shareholders located abroad.

Inflation in Argentina has increased since 2005 and has remained relatively high since then. There can be no assurance that inflation rates will not remain high or be higher in the future. According to the International Monetary Fund, as of the date of this Prospectus, the inflation rate in Argentina, as calculated by the annual percentage change in the consumer price index, is 31.80% (compared to, according to Instituto Natcional de Estadistica y Censos, 27.7%, 41.2% and 26.7% for the years 2017, 2016 and 2015, respectively).

On January 8, 2016, the current administration issued Decree No. 55/2016 declaring a state of administrative emergency with respect to the national statistical system and the INDEC until December 31, 2016 (which was not extended). During this state of emergency, the INDEC had suspended publication of certain statistical data (regarding prices, poverty, unemployment and GDP) until it completed a reorganization of its technical and administrative structure capable of producing sufficient and reliable statistical information. As of the date of this Prospectus, INDEC has resumed publication of mentioned statistical data, although for some indicators it has not disclosed or provided re-estimated figures for certain time periods.

Since approximately half of the Company’s revenues are denominated in Argentinian pesos, any further increase in the rate of inflation not accompanied by a parallel increase in the Company’s prices would decrease the Company’s revenues in real terms and adversely affect its results of operations.

Regulatory Approval may not be Obtained for the Acquisition of Additional Shares in Evolution Technology SA

The approval of the regulatory authorities in Argentina is required for Tower Three SA to increase its equity ownership in Evotech from a 65% interest to a 74.71% interest. While the Company expects the regulatory authorities in Argentina will approve the issuance of the additional shares from Evotech to Tower Three SA, there is no guarantee that such approval will be obtained or how long the review process will take. If Tower Three SA is not able to obtain such approval, Tower Three SA will maintain its 65% ownership of Evotech and the capital the Company has contributed to Evotech will continue to be characterized as a loan.

Future Policies of the Argentine Government may Affect the Economy as well as the Operations of the Telecommunications Industry in Argentina

The Argentine government has historically exercised significant influence over the economy, and telecommunications companies in particular have operated in a highly regulated environment. In the past, the Argentine government promulgated numerous, far-reaching regulations affecting the economy and telecommunications companies in particular. In addition, local municipalities in the regions where the Company operates have also introduced regulations and proposed various taxes and fees for the installation of infrastructure. Provinces have increased their tax rates, particularly the turnover tax rates.

Moreover, Argentine economic growth might be negatively affected by several domestic factors such as an appreciation of the real exchange rate which could affect its competitiveness, reductions and even reversion of a positive trade balance, which, combined with capital outflows could reduce the levels of consumption and investment resulting in greater exchange rate pressure. Additionally, abrupt changes in monetary and fiscal policies or foreign exchange regime could rapidly affect local economic output, while lack of appropriate levels of investment in certain economy sectors could reduce long-term growth. Access to the international financial markets could be limited. Consequently, an increase in public spending not correlated with an increase in public revenues could affect the Argentina’s fiscal results and generate uncertainties that might affect the economy’s level of growth. Since assuming office on December 10, 2015, President Macri has announced several economic and policy reforms. As of the date of this Prospectus, the impact that these measures and any future measures taken by the current administration will have on the Argentine economy as a whole and the telecommunication sector in particular cannot be predicted. The Company believes that the effect of the planned liberalization of the economy, the reduction of the poverty and the integration of Argentina to international markets, will be positive for the Company’s business by stimulating economic activity. However, it is not possible to predict such effect with certainty and such liberalization could also be disruptive to the economy and fail to benefit or harm the Argentine economy and the Company’s business in particular.

A large portion of the Company’s operations, properties and customers are located in Argentina, and, as a result, its business is, to a large extent, dependent upon economic and legal conditions prevailing in Argentina. If economic and legal conditions in Argentina were to deteriorate, they could have an adverse effect on the Company’s financial condition, results of operations and cash flows.

Colombia

Security and Guerrilla Activity in Colombia could Negatively Impact the Company’s Business

Colombia has had a publicized history of security problems associated with certain narcotics crime organizations and other terrorist groups. A 40-year armed conflict between the government forces of Colombia and anti-government insurgent groups and illegal paramilitary groups, both thought to be funded by the drug trade, continues in Colombia. Insurgents continue to attack civilians and violent guerrilla activity continues in many parts of the country.

There have been peace negotiations between the government and the Fuerzas Armadas Revolucionarias de Colombia (FARC) guerrillas for many years. A recent settlement has been reached to end the conflict, which is intended to bring further institutional strengthening and development, particularly to rural regions. The government’s biggest challenge is to maintain a lasting peace and that demobilized members of the FARC rejoin civilian life, rather than regrouping in criminal bands.

Continuing attempts to reduce or prevent guerrilla activity may disrupt the Company’s operations in the future. The Company may not be able to establish or maintain the safety of its operations and personnel in Colombia and this violence may affect its operations in the future. Any increase in kidnapping and/or terrorist activity in Colombia generally may disrupt supply chains and discourage qualified individuals from being involved in the Company’s operations. Additionally, the perception that matters have not improved in Colombia may hinder the Company’s ability to access capital in a timely or cost effective manner.

Social Disruptions and Instability in Colombia could Disrupt the Company’s Operations

Generally, companies operating in the telecommunications industry in Colombia have experienced various degrees of interruptions to their operations as a result of social instability. This uncertainty may affect operations in unpredictable ways, including disruptions of access of the Company’s operators to the Company’s towers. There can be no assurance that the Company will be successful in protecting itself against these risks and the related financial consequences. Further, these risks may not in any part be insurable in the event the Company does suffer damage.

Mexico

Political Risk, Social Disruptions and Instability in Mexico

The Company does much of its business in Mexico. As such, the Company is subject to certain risks specific to doing business in Mexico, including currency fluctuations and possible political, social or economic instability. Further, the Company’s activities may be affected in varying degrees by political stability and government regulations relating to the industry in which it operates.

Operating in Mexico exposes the Company to various levels of political, economic and other risks and uncertainties which could result in work stoppages, blockades of the Company’s business activities and appropriation of assets. Some of the Company’s assets may be located in areas where Mexican drug cartels operate. These risks and uncertainties vary from region to region and include, but are not limited to, terrorism; hostage taking; local drug gang activities; military repression; expropriation; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; renegotiation or nullification of existing concessions, licences, permits and contracts; changes in taxation policies; restrictions on foreign exchange and repatriation; and

changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

The Company cannot provide assurances that this type of social instability or labour disruption will not be experienced in future. The potential impact of future social instability, labour disruptions and any lack of public order in Mexico, and on the Company’s operations in particular, is not known at this time. This uncertainty may affect operations in unpredictable ways, including disruptions of supplies and markets, ability to move equipment from site to site, or disruption of infrastructure facilities, including public roads, could be targets or experience collateral damage as a result of social instability, labour disputes or protests. The Company may be required to incur significant costs in the future to safeguard the Company’s assets against such activities, incur standby charges on stranded or idled equipment or to remediate potential damage to the Company’s assets. There can be no assurance that the Company will be successful in protecting itself against these risks and the related financial consequences. Further, these risks may not in any part be insurable in the event the Company does suffer damage.

Factors Relating to the Offering

Volatility of the Market Price of the Company’s Common Shares

The Common Shares are listed on the CSE under the symbol “TO”. The CSE is a more limited market than the Toronto Stock Exchange, the New York Stock Exchange or the NASDAQ Stock Market. The quotation of Common Shares on the CSE may result in a less liquid market available for existing and potential shareholders to trade Common Shares, could depress the trading price of the Common Shares and could have a long-term adverse impact on the Company’s ability to raise capital in the future.

Securities of junior companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. Tower One’s Common Share price is also likely to be significantly affected by delays experienced in achieving the

Company’s development plans, a decrease in investor appetite for junior stocks or in adverse changes in the Company’s financial condition or results of operations. Other factors unrelated to the Company’s performance that could have an effect on the price of the Common Shares include the following:

(i)	the trading volume and general market interest in Tower One’s Common Shares could affect a shareholder’s ability to trade significant numbers of Common Shares; and
(ii)	the size of the public float in Tower One’s Common Shares may limit the ability of some institutions to invest in the Company’s securities.

As a result of any of these factors, the market price of the Common Shares at any given point in time might not accurately reflect the Company’s long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company could in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and would divert management’s attention and resources.

Future Share Issuances may Affect the Market Price of the Common Shares

In order to finance future operations, the Company may raise funds through the issuance of additional Common Shares or the issuance of debt instruments or other securities convertible into Common Shares. Tower One cannot predict the size of future issuances of Common Shares or the issuance of debt instruments or other securities convertible into Common Shares or the dilutive effect, if any, that future issuances and sales of the Company’s securities will have on the market price of the Common Shares.

The Net Proceeds of the Offering may not be Used in the Manner Described in this Prospectus

As set out under “Use of Proceeds” in this Prospectus, Tower One has used or intends to use the net proceeds of the Offering to further the advancement of the business and for general working capital. Although these allocations are based on the current expectations of management of Tower One, there may be circumstances where, for business reasons, a reallocation of funds may be necessary as may be determined at the discretion of Tower One, and there can be no assurance as of the date of this Prospectus as to how those funds may be reallocated.

The Offering may result in Dilution of Future Cash Flow and/or Net Income on a Per Common Share Basis

Although Tower One expects that the net proceeds of the Offering will enhance the liquidity of Tower One’s Common Shares, to the extent that a portion of the net proceeds of the Offering is held as cash, the Offering may ultimately result in dilution to Tower One’s future potential cash flow and/or net income on a per Common Share basis.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario provide purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

CERTIFICATE OF TOWER ONE WIRELESS CORP.

Dated: October 10, 2018

This short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation in each of the provinces of Canada, except Québec.

By: (signed) “Alejandro Ochoa”	By: (signed) “Abbey Abdiye”
Alejandro Ochoa	Abbey Abdiye
President and Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors of Tower One Wireless Corp.

By: (signed) “Fabio Alexander Vasquez”	By: (signed) “Brian Gusko”
Fabio Alexander Vasquez	Brian Gusko
Director	Director

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CERTIFICATE OF THE AGENT

Dated: October 10, 2018

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation in each of the provinces of Canada, except Québec.

RAYMOND JAMES LTD.

By: (signed) “Jimmy Leung”
Jimmy Leung
Managing Director

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